

KROLL BOND RATING AGENCY, LLC

<u>Form NRSRO Annual Certification</u>


EXHIBIT 7:

Policies and Procedures to Manage Conflicts of Interest


Form NRSRO Exhibit 7

Exhibit 7. Provide in this Exhibit a copy of the written policies and procedures established, maintained, and enforced by the Applicant/NRSRO to address and manage conflicts of interest.

The written policies and procedures established, maintained, and enforced by the Applicant/NRSRO to address and manage conflicts of interest are as follows:

1. Analyst Rotation Policy

2. Anti-Bribery and Anti-Corruption Policy

3. Business Approval Policy

4. Code of Ethics

5. Complaints Policy

6. Confidential Information and Insider Trading Policy

7. Disclosure and Attestation Policy for Credit Ratings

8. Duties of Commercial Personnel and Ratings Personnel to Avoid Conflicts Policy

9. Employee Conflict of Interest Policy

10. Fee Discussion Policy

11. Gifts and Entertainment Policy

12. Independent Directors and Material Non-Public Information Policy

13. KBRA Code of Conduct

14. Look-Back Review Policy for KBRA Europe and KBRA UK

15. Look-Back Review Policy

16. Non-Executive Directors and Inside Information for KBRA Europe and KBRA UK Policy

17. Outside Activities Policy

18. Personal Securities Trading Policy and Procedure

19. Policy and Procedure to Determine Whether Entities are Persons Associated with KBRA

20. Prohibited Acts and Practices Policy

21. Relationship with Corporate Affiliates

22. Ten Percent Rule Policy



Analyst Rotation Policy

APPLICABLE TO: KBRA[1]

Issued by: Compliance

Effective Date[2]: February 3, 2023

POLICY

1. Definitions

- **Lead Analyst** means the individual with who has primary analytic and communication responsibility for credit ratings on the Rotation Party.

- **Secondary Analyst** means the individual assigned to support the Lead Analyst with analytic and communication responsibility for credit ratings on the Rotation Party.

- **Rating Committee Chair** means the chair of a KBRA Rating Committee.

- **Rating Group** means any analytical group at KBRA, and such definition may be changed from time to time.

- **Rotation Party** is the legal entity or entities that the Lead Analyst, Secondary Analyst and Rating Committee Chair must rotate against in accordance with this Policy and the related procedure.

2. Introduction

KBRA has developed an analyst rotation mechanism which provides for a change in analytical teams and credit rating committees against a Rotation Party where KBRA has issued a rating on the Rotation Party or on a transaction connected to the Rotation Party, and the rating has been endorsed by KBRA Europe into the European Union or KBRA UK into the United Kingdom.

3. Analyst rotation

a. On a prospective basis commencing on December 17, 2020, KBRA shall track the length of time that a Lead Analyst, a Secondary Analyst, and a Rating Committee Chair is assigned to a Rotation Party where KBRA has issued a rating on the Rotation Party or on a transaction connected to the Rotation Party, and the rating has been endorsed by KBRA Europe into the European Union or by KBRA UK into the United Kingdom.

b. Lead Analysts, Secondary Analysts, and Rating Committee Chairs may only participate in credit rating activities related to a Rotation Party for a defined period of time, after which they are subject to a "cooling-off" period during which they may not participate in credit rating activities concerning the Rotation Party.

c. KBRA shall develop a written procedure and such other processes as are needed to implement this policy.

Questions regarding the interpretation of this policy should be directed to Compliance.

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[1] Kroll Bond Rating Agency, LLC (KBRA US), Kroll Bond Rating Agency Europe Limited (KBRA Europe), Kroll Bond Rating Agency UK Limited (KBRA UK), collectively KBRA.
[2] This version replaces the prior version, which was effective on December 17, 2020.



Anti-Bribery and Anti-Corruption Policy

<u>APPLICABLE TO</u>: KBRA Associated Persons, as defined below

<u>Issued by</u>: KBRA Compliance Department

<u>Effective Date</u>: December 31, 2020

1. Scope

All Kroll Bond Rating Agency, LLC, Kroll Bond Rating Agency Europe Limited, Kroll Bond Rating Agency UK Limited and KBRA Analytics (collectively, "KBRA") directors, managers, employees, agents, subsidiaries or other third parties who perform services for, or on behalf of, KBRA in any capacity, including, but not limited to, a director, employee, consultant or agent ("KBRA Associated Persons") must comply with this Policy, the KBRA Code of Conduct, related policies and procedures, and all applicable anti-corruption and anti-bribery laws and regulations including, but not limited to, United States Foreign Corrupt Practices Act ("FCPA"), the United Kingdom's Bribery Act 2010 ("UKBA"), the Irish Criminal Justice (Corruption Offences) Act 2018 ("CJCOA") and all anti-bribery and anti-corruption laws where KBRA operates. This Anti-Bribery and Anti-Corruption Policy (the "Policy") will be shared with all KBRA Associated Persons. Vendors that simply provide goods or services to KBRA are generally not considered Associated Persons.

2. Purpose

(a)   The directors and senior management of KBRA are committed to doing business with integrity. This means implementing and enforcing effective systems to avoid corruption of all kinds, including bribery of government officials or within the commercial environment.

(b)   The purpose of this Policy is to set forth the requirements KBRA have imposed to prevent KBRA, and KBRA Associated Persons from engaging in bribery. A further goal of this Policy is to make employees and agents aware of KBRA's zero-tolerance stance against bribery and corruption and to assist them in avoiding any behavior that unintentionally may be perceived as bribery or corruption. This will be achieved through regular training and communication with KBRA Associated Persons in relation to this Policy.

(c)   KBRA are committed to adhering to the relevant laws and regulations in those countries in which they do business. Hence, a further purpose of this Policy is to assist KBRA in complying with anti-bribery and anti-corruption laws in all jurisdictions in which KBRA operates such as the FCPA, the UKBA and CJCOA. These laws prohibit bribery of government officials, mandate that companies establish and maintain accurate books and records and sufficient internal controls and prohibit private sector (commercial) bribery.

(d)   Bribery has a significant impact on governments, societies, individuals, and firms that lose out unfairly in the course of doing business. A violation of anti-bribery laws can lead to severe civil and criminal penalties and significant damage to the reputation of KBRA, their directors, and their employees. Further, violating these statutes can lead to significant fines and/or lengthy prison sentences for the individuals involved.

(e)   It is vital that KBRA Associated Persons not only understand this Policy, the KBRA Code of Conduct, related policies and procedures, and their responsibilities as they relate to anti-bribery and anti-corruption laws and regulations, but comply with them at all times, and that KBRA provide regular training to their employees to on the subject.

3. What is Bribery?

Bribery is the direct or indirect giving or acceptance of a gift, consideration or other advantage as an inducement which is illegal, unethical or amounts to some other impropriety. Bribery is intended to influence or induce an individual or company in the performance of their duties and to encourage them to behave dishonorably or dishonestly. For example, bribery can be used to obtain or retain business, influence public officials or expedite administrative functions. A bribe need not actually be given or received to constitute an offence; any agreement to give or accept a bribe is also prohibited.

4. Prohibition on Bribery of Public Officials

(a)   KBRA Associated Persons are prohibited from paying, offering, promising to pay, or authorizing the payment of, money or gifts, or offering a thing of value to any public official or person while knowing that all or a portion of such money, gift, or thing of value will constitute a bribe, or influence or induce, an act or decision to obtain or retain business, or secure an improper advantage, unless the payment or offer was lawful under the written laws and regulations of the public official's country, or in the U.S., was a bona fide expenditure as defined in the FCPA.

(b)   KBRA Associated Persons may not give a thing of value indirectly to public officials or to a person if they know that a portion of it will be offered to any public official or person for a corrupt purpose.

(c)   It is prohibited for a KBRA Associated Person to offer, promise or give a financial or other advantage to a public official, and they also know or believe that the acceptance of the advantage would itself constitute the improper performance of a relevant function or activity of the public official.

(d)   Under the UKBA and CJCOA, KBRA may be criminally liable for bribes paid on its behalf by a third party anywhere in the world, even absent knowledge of the bribe.

5. Public Officials

(a)   For purposes of this Policy, public officials means elected officials of a national, state, or local government and any officer or employee of a national, state, or local government, or any department, agency, political party or instrumentality thereof, such as a government-controlled company or other commercial enterprise or of a "public international organization" (as such term is defined in the UKBA).

(b)   "Public official" also means any person acting in an official capacity for or on behalf of any national, state, or local government, or department, agency, labor union, political party or instrumentality thereof, or for or on behalf of any public international organization. Examples of foreign public officials include:

(i)   Heads of state;

(ii)   Royal family members;

(iii)   Ministry or agency officials;

(iv)   Judges, magistrates or legislators;

(v)   Officers or employees of a government-controlled company, including government-controlled financial, banking, healthcare and transportation institutions and utilities;

(vi)   Private persons acting officially on behalf of a government department, agency, or instrumentality;

(vii)   Officials of a public international organization (e.g., the World Trade Organization, the World Bank, the International Monetary Fund, and the United Nations);

(viii)   Employees of any government agency;

(ix)   Political parties, party officials, or candidates for public office;

(x)   Employees of a government-sponsored pension or retirement plan; and



(xi)   Officials of, or agents designated on behalf of labor unions.

6. Prohibition on Receipt of Bribes

It is prohibited for a KBRA Associated Person to (directly or indirectly) request, accept, obtain, or agree to accept money or anything of value in return for providing some improper benefit to the party providing the money or thing of value. In other words, you cannot accept bribes. For example, employees cannot accept any gift if it would or would appear to influence their decision to select a particular vendor for KBRA.

7. Prohibition on Bribery – Commercial Sector

(a)   KBRA Associated Persons are prohibited from offering payments and other advantages to private (non-government) persons and entities where the KBRA Associated Person intends the advantage to induce a person to perform improperly a relevant function or activity, or to reward a person for the improper performance of such a function or activity.

(b)   KBRA Associated Persons are prohibited from offering payments and other advantages to private (non-government) persons and entities where the KBRA Associated Person knows or believes that the acceptance of the advantage would itself constitute the improper performance of a relevant function or activity.

8. Prohibition on Trading in Influence

KBRA Associated Persons are prohibited from giving or receiving, or agreeing to give or receive, a bribe in return for the exertion by a person of improper influence over the decision-making of a Public Official, or a private person or entity in the commercial sector. . It is immaterial whether the alleged ability to exert such improper influence existed or whether the influence led to the intended result.

9. Thing of Value

(a)   KBRA Associated Persons may not provide a thing of value for a corrupt or improper purpose. Things of value include but are not limited to, the following:

(i)   Gifts;

(ii)   Promotional items;

(iii)   Travel expenses;

(iv)   Meals, entertainment, recreation and other hospitality;

(v)   Tickets to sporting, cultural or other events;

(vi)   Charitable donations, whether in cash or various forms of sponsorship (such as dinners or golf tournaments);

(vii)   Business opportunities;

(viii)   Discounted or free products or services;

(ix)   Internships, secondment or employment for foreign public officials or their family members;

(x)   Loans; and

(xi)   Assistance with medical care.

10. Exceptions for Bona Fide Payments

(a)   The following shall be an exception to the prohibitions set forth in Section 4 of this Policy for KBRA Associated Persons in the United States only:

(i)   A payment, gift, offer, or promise of a thing of value that was made as a reasonable and bona fide expenditure, such as travel and lodging expenses, incurred by or on behalf of a public official in the United States that was directly related either to:

(A) the promotion, demonstration, or explanation of products or services; or

(B) the execution or performance of a contract with a foreign government or agency thereof.

11. Prohibition of Facilitation Payments in Foreign Countries

Facilitation payments are payments, gifts, offers or promises of a thing of value to a foreign public official to facilitate, expedite, or secure performance of a routine government action by a public official of a foreign government. Although there is an exception under FCPA for facilitation payments under certain conditions, the 2009 Recommendation of the Organization for Economic Cooperation and Development recognized the corrosive effect of facilitation payments and asked adhering countries to discourage companies from making such payments. Further to this, under the UKBA and CJCOA, there is no exception to facilitation payments and the making of them could trigger a bribery offence. Thus, **facilitation payments are prohibited under this Policy**. In the unlikely event that KBRA Associated Person's safety is at issue, such as when an immediate payment is necessary to ensure safe passage out of a particular country, then the KBRA Associated Person should make whatever payment is necessary to protect his or her personal safety and then report the incident to their direct manager and to the KBRA Compliance Department.

12. Gifts and Hospitality

(a)   Public officials are generally restricted from accepting gifts, including noncash benefits, including travel, meals, and entertainment, or the value of these types of payments that they can receive is limited. Provided that they comply with any applicable law, KBRA Associated Persons may offer the following items to public officials under the circumstances identified below without violating this Policy:

(i)   Meals, refreshments and company branded items provided to attendees, participants and speakers at conferences and events operated by KBRA, provided, however, that the costs of such meals and refreshments are reasonable and justifiable and the branded items are of nominal value; and

(ii)   Meals and refreshments provided as incidentals at meetings with foreign public officials, regardless of venue, provided, however, that such meals and refreshments are of nominal value.

(b)   Note that in many circumstances it is illegal to give government officials anything of value (e.g., not even a cup of coffee). In relation to the provision and receipt of gifts and corporate entertainment, all KBRA employees should comply with the Gifts and Entertainment Policy and refer any questions to the KBRA Compliance Department.

13. Political Donations



KBRA Associated Persons may not make contributions to public officials or agents, politicians, labor unions, or political parties on behalf of KBRA, unless such contributions are permitted by applicable laws and regulations and prior written approval has been obtained by the Chief Compliance Officer and either of the Chief Executive Officer or the Chief Financial Officer.

14. Third Parties

      (a)   Bribery and corruption laws applicable to KBRA prohibit corrupt payments made directly or indirectly by KBRA Associated Persons or other agents or intermediaries acting for or on behalf of KBRA.

      (b)   Under the FCPA, UKBA, and CJCOA, it is unlawful to make a payment of anything of value to any person, knowing that all or any portion of the payment will be offered, given, or promised to a government official or any other person for a corrupt purpose. The term "knowing" includes conscious disregard, deliberate ignorance, and willful blindness.

15. Creating or using a false document

KBRA Associated Persons are prohibited, either directly or indirectly, corruptly creating or using a document, that they know or believe, to contain a statement which is false or misleading in a material particular, with the intention of inducing another person to do something in relation to their office, employment, position or business to the prejudice of that person.

16. Intimidation

KBRA Associated Persons are prohibited from, either directly or indirectly, threatening harm to a person with the intention of inducing that person (or another person) to do something in relation to their office, employment, position or business.

17. Reporting

KBRA Associated Persons should promptly report any suspected or actual violation of this Policy to the KBRA Compliance Department. Notwithstanding the foregoing, nothing herein prohibits or restricts the rights of KBRA Associated Persons as set forth in the KBRA Whistleblower Policy and Procedure and the KBRA Europe Whistleblower Policy and Procedure for the European Union, as applicable. All of the provisions contained in this Policy should be construed in a manner consistent with either the Whistleblower Policy and Procedure or the Whistleblower Policy and Procedure for the European Union, as applicable, and should not be construed to prohibit employees from initiating communications directly with, or responding to an inquiry from, or providing information to any state or federal regulatory authority, including the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the European Securities and Markets Authority and the Financial Conduct Authority. KBRA Associated Persons are not required to seek authorization or notify KBRA that they have made such reports or disclosures.

18. Recordkeeping

KBRA Associated Persons are required to adhere to the relevant policies and procedures in relation to accounting standards and the maintenance of internal accounting controls. As part of this, KBRA must keep financial records and have appropriate internal controls in place to evidence the business reason and sums involved for making payments to third parties. KBRA must also keep written records of all hospitality and all gifts given to or received by KBRA Associated Persons. Further to this, employees shall not create or submit to KBRA false invoices or agree to the payment of expenses that are unusual, excessive or otherwise look suspicious. All KBRA accounts and assets must be recorded on the official books and records of the company. In other words, "off the books" accounts or funds are prohibited.

19. Certification

KBRA employees will certify their compliance with this Policy on an annual basis.



20. Responsibility and Enforcement

It is the responsibility of all KBRA Associated Persons to read, understand and comply with this Policy at all times. All KBRA Associated Persons are required to avoid any activity that might lead to, or suggest, a breach of this Policy. Suspected violations of this Policy will be reviewed and investigated thoroughly. Any KBRA employee found to be in breach of this Policy will be subject to disciplinary action, up to, and including, termination on grounds of gross misconduct.

Any questions regarding the interpretation of this Policy should be directed to the KBRA Compliance Department.



Business Approval Policy

APPLICABLE TO: ALL KBRA Employees

Issued by: KBRA Compliance Department

Effective Date: December 22, 2021

POLICY:

1. Business Approval Committee

a) Each KBRA rating entity (collectively, "KBRA") shall operate its own Business Acceptance Committee (each, a "BAC"). Each BAC will meet on an ad-hoc basis for the purpose of evaluating and approving certain business opportunities based on jurisdictional or other types of non-analytical risks. Each BAC shall convene at the discretion of the Chief Credit Officer or their designee. The BAC shall convene:

   i) prior to KBRA entering into an engagement, based on information provided by Business Development regarding the opportunity or engagement; or,

   ii) at any time post-engagement, based on such other information as may become known that presents jurisdictional or other types of non-analytical risks.

b) KBRA shall promulgate a procedure that effectuates the requirements set forth in Section 1(a) of this policy.

Questions regarding the interpretation of this policy should be directed to the KBRA Compliance Department.



Code of Ethics

1. **Scope**

    (a) This Code of Ethics (the "Code of Ethics"), applies to all employees of Kroll Bond Rating Agency, LLC, KBRA Analytics and its credit rating affiliates (collectively, "KBRA"). The purpose of the Code of Ethics is to help employees understand how to maintain the high ethical standards expected of them by KBRA in daily business activities. The Code of Ethics sets forth KBRA's core values, articulates the standards of honesty, ethical conduct, and accountability that is expected of KBRA employees, and, as such, is designed to reinforce the importance of acting with integrity—KBRA's foundational principle, and the one on which KBRA's businesses depend for its continued growth and success.

    (b) At KBRA, business will be conducted responsibly and will meet the highest standards of ethical corporate behavior. All employees must demonstrate honest and ethical conduct when fulfilling their duties, including the ethical handling of actual or potential conflicts of interest between personal and professional relationships. All employees are expected to comply with all applicable laws, rules and regulations, and abide by the Code of Ethics, the KBRA Code of Conduct, the Anti-Bribery and Anti-Corruption Policy, and other policies and procedures adopted by KBRA.

    (c) It is essential that employees read, understand, and affirm their adherence to the Code of Ethics. Although the Code of Ethics provides guidance to help KBRA employees make ethically responsible and appropriate decisions, it does not, and is not, intended to cover every possible law, policy, or situation. Employees are expected to use their best judgment before making decisions. If you are unsure what to do or are unsure about any provision in the Code of Ethics, please consult your supervisor, Human Resources, the KBRA Compliance Department, or the Legal Department.

2. **Mission and Core Values**

    Established in 2010 as a challenger brand, KBRA's original mission was to restore trust in credit ratings. Since then, KBRA has provided the market with timely, transparent ratings and research as well as the tools needed to make informed investment decisions. The market has come to trust and now relies on KBRA, the largest rating agency formed post-crisis. Today, KBRA's mission is to assess risk and educate the financial markets by thinking beyond traditional credit rating protocols and by taking an innovative, more rigorous approach.

    Innovation, Collaboration and Integrity are KBRA's core values. They differentiate KBRA and allow KBRA to be forward looking.

3. **Ethical Standards**

    KBRA employees have a personal responsibility to act ethically and comply with the law. KBRA employees must:

    (a)   Engage in and promote honest and ethical conduct;

    (b)   Deal fairly with customers, suppliers, competitors, and other KBRA employees;

    (c)   Comply with applicable laws, rules, and regulations;

    (d)   Make appropriate use of KBRA's information technology resources;



(e)   Take all reasonable measures to prevent the improper use and unauthorized disclosure of nonpublic information about KBRA or its customers either received or created during KBRA's business activities, unless disclosure is required by applicable law or regulation; and

(f)   Read, understand, and comply with all applicable KBRA policies, procedures, programs, and guidelines, all of which are located on the KBRA Intranet at http://net.kbra.local/.

4.   **Prohibited Conduct**

The primary responsibility of KBRA employees is to perform their jobs in an efficient and productive manner. KBRA employees are expected to meet KBRA's standards of work performance and personal conduct, including following company rules, adhering to safe working practices, and cooperating with coworkers. KBRA is committed to treating all employees with respect and dignity and believes that KBRA employees deserve a workplace that is safe and free from harassment or other discrimination. In keeping with this commitment, KBRA maintains a strict policy prohibiting all forms of unlawful harassment and discrimination, including sexual harassment. These behaviors will not be tolerated under any circumstances, regardless of whether the behavior was or is intended to be offensive and should be reported in accordance with Section 9 of the Code of Ethics. For additional information, please refer to the KBRA Employee Handbook.

5.   **Avoiding Conflicts of Interest**

(a)   When employees become aware of an actual or potential conflict of interest, they are responsible for taking appropriate action in accordance with legal and regulatory requirements and KBRA's policies and procedures. KBRA employees are expected to discuss their involvement with any transaction or business relationship that might reasonably give rise to an actual conflict of interest or the appearance of a conflict of interest with their supervisors and the KBRA Compliance Department.

(b)   For further guidance on business conduct and practices that may give rise to actual or potential conflicts of interest and the framework by which KBRA identifies and addresses actual or potential conflicts of interest, please consult KBRA's policies and procedures, including, but not limited to, the KBRA Code of Conduct, the Anti-Bribery and Anti-Corruption Policy, Duties of Commercial Personnel and Ratings Personnel to Avoid Conflicts Policy, Conflict of Interest Certification Policy, Conflict of Interest Certification Procedure, Conflict of Interest Certification Policy for the European Union, Conflict of Interest Certification Procedure for the European Union, Fee Discussion Policy, Fee Discussion Procedure, the Gifts and Entertainment Policy, and Prohibited Acts and Practices Policy.

6.   **Confidential Information**

(a)   Protecting confidential information is critical to KBRA's reputation, its integrity, its relationships with customers, and to facilitate compliance with the law, applicable regulations, including, but not limited to, the KBRA Code of Conduct, the Accessing 17g-5 Websites Policy, the Confidential Information and Insider Trading Policy, the Independent Directors and Material Nonpublic Information Policy, the Independent Directors and Material Nonpublic Information in the European Union Policy, the Personal Securities Trading Policy, the Personal Securities Trading Policy for the European Union, the Relationship with Corporate Affiliates Policy, the Relationship with Corporate Affiliates in the European Union Policy, the Social Media Policy, and the Social Media Policy in the European Union. KBRA requires that its employees must follow its policies and procedures concerning the acceptance, proper use, and handling of confidential information, as well as any written agreements with customers or other third parties related to the use or handling of confidential information, or written agreements between KBRA and its employees that relate to the use and handling of confidential information. KBRA employees are responsible for protecting all confidential information, regardless of its form or format. To the extent that an employee is obligated to keep any information confidential, that confidentiality obligation extends beyond the employee's employment with KBRA is terminated, regardless of the reason for termination.

(b)   Any KBRA employee who suspects that confidential information has been leaked—whether accidentally or otherwise—should report such suspicion promptly in accordance with Section 9 of the Code of Ethics.



7.   **Self-Dealing and Insider Trading**

KBRA employees who are aware of material nonpublic information related to issuers, underwriters, sponsors, other private or governmental issuers of securities or KBRA credit ratings, may not buy, sell, or otherwise benefit from any transaction of those parties, including, but not limited to, any securities or money market instruments, nor may KBRA employees recommend that another person buy, sell, or hold the securities of those parties or accept a business opportunity involving one of those parties. For further guidance on material nonpublic information and the prohibition of trading on inside information, please consult KBRA's Confidential Information and Insider Trading Policy.

8.   **Gifts, Meals, and Entertainment**

KBRA employees shall not be influenced by the receipt of gifts or favors, nor shall they try to improperly influence others by providing gifts or favors. KBRA employees should avoid situations that could give the appearance that KBRA's business decisions are based upon anything other than legitimate business considerations. For guidance on accepting gifts and entertainment, please consult the Gifts and Entertainment Policy.

9.   **Reporting Violations**

KBRA employees who are aware of, or suspect in good faith: (a) illegal conduct; (b) a violation of KBRA's codes, policies, or procedures; or (c) other instances of fraudulent or unethical behavior, have a duty to report the issue or seek further guidance. Violations and potential violations may be reported to the KBRA Compliance Department, Legal Department, the employee's manager, or via KBRA's anonymous hotline at (833) 310-0060. Please identify and escalate potential issues before they lead to problems; and when in doubt, ask questions about the potential application of laws, regulations, the KBRA Code of Ethics, the KBRA Code of Conduct, or any other KBRA policies and procedures.

10.   **Administration of the Code of Ethics**

(a)   After receiving a report of a potential violation pursuant to the Code of Ethics, if it is determined that an investigation of the alleged violation is needed, then an investigation will be commenced. Complaints will be kept confidential to the extent possible while still conducting an appropriate investigation.

(b)   Not less than annually, all KBRA employees will be required:

(i)   to certify that they have reviewed the Code of Ethics, understand it, and agree to be bound by it;

(ii)   to certify that they have not violated the Code of Ethics, and, to the best of their knowledge, they are not aware of any suspected violations of the Code of Ethics; and

(iii)   to disclose any previously unreported transactions or events that appear to be in violation of the Code of Ethics.

(c)   Any questions regarding the Code of Ethics or its interpretation should be directed to the KBRA Compliance Department.

11.   **Disciplinary Measures**

Failure to comply with the Code of Ethics, or any other KBRA codes, policies, and procedures, or applicable laws and regulations, may result in disciplinary action, up to and including termination of employment. In addition, violations of the law could result in civil or criminal penalties imposed by a governmental agency or a court of law.

12.   **Whistleblower Protections and Nonretaliation**

KBRA strives to cultivate open and effective channels of communication. KBRA does not tolerate acts of retaliation against anyone who makes a good faith report of known or suspected ethical or legal misconduct either internally to KBRA or to any governmental agency or entity. If you believe you have experienced retaliation, you should report it immediately. For more information, please refer to the Whistleblower Policy and



Procedure or the Whistleblower Policy and Procedure for the European Union, as applicable. The Office of the Whistleblower of the U.S. Securities and Exchange Commission ("SEC") may be reached via www.sec.gov/whistleblower and/or (202) 551-4790. Nothing herein prohibits or restricts the rights of KBRA employees as set forth in the Whistleblower Policy and Procedure. or the Whistleblower Policy and Procedure for the European Union, as applicable. All the provisions contained in the Code of Ethics should be construed in a manner consistent with the Whistleblower Policy and Procedure or the Whistleblower Policy and Procedure for the European Union, as applicable, and should not be construed to prohibit employees from initiating communications directly with, or responding to an inquiry from, or providing information to any state or federal regulatory authority, including the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"). KBRA employees are not required to seek authorization or notify KBRA that they have made such reports or disclosures.



Complaints Policy

<u>APPLICABLE TO</u>: ALL KBRA EMPLOYEES

<u>Issued by</u>: KBRA Compliance Department

<u>Effective Date</u>: December 22, 2021

POLICY:

1. Complaints

a) Complaints covered by this policy are oral or written communications submitted by an external party or a KBRA employee that contain:

i) Allegations of a specific violation of laws (including, but not limited to, compliance with securities laws), regulations, the KBRA Code of Conduct and/or policies and procedures by KBRA or a KBRA employee with respect to KBRA's actions as a credit rating agency;

ii) Complaints regarding KBRA's credit ratings, models, and methodologies; or

iii) Allegations that a KBRA employee who is involved in the initiation, determination, approval, maintenance, monitoring, changing or withdrawal of a credit rating has performed in a manner that violates laws, regulations, policies and/or procedures.

b) The following are not considered complaints under this policy, and are therefore not covered by this policy:

i) general disagreements with specific credit ratings, KBRA's business model, and the outcome of a specific rating committee;

ii) an external request to appeal a credit rating; and

iii) comments received as part of the process for public comment on methodologies.

2. Reporting of Violations

a) Nothing herein prohibits or restricts the rights of KBRA employees as set forth in the KBRA Whistleblower Policies and Procedures in the employee's relevant jurisdiction or jurisdictions. The provisions contained in this policy should not be construed to prohibit employees from initiating communications directly with, or responding to an inquiry from, or providing information to any governmental or regulatory authority. KBRA employees are not required to seek authorization or notify KBRA that they have made such reports or disclosures.

b) Confidential, anonymous external complaints by users of credit ratings may be submitted to KBRA in accordance with local legal requirements.

c) Nothing in this policy shall be construed to limit the ability of any KBRA employee to raise any other type of complaint or concern regarding potential violations of laws, regulations or any relevant KBRA code, policy, or procedure.

d) Any KBRA employee may submit any internal complaints to the KBRA Compliance Department. KBRA also maintains an anonymous hotline by which employees may submit complaints:

(i) By telephone, at (833) 310-0060;
(ii) By email, to reports@lighthouse-services.com (must include company name with report);
(iii) By fax, at (215) 689-3885 (must include company name with report); or
(iv) By website: www.lighthouse-services.com/kbra.



e) To the extent practicable, the identity of the employee, who reported the potential violation pursuant this policy will be kept as confidential as is possible while still conducting an appropriate investigation.

f) Notwithstanding the foregoing, if an employee prefers to report a complaint to a KBRA function other than the KBRA Compliance Department, the employee is not prohibited from doing so.

3. Procedures

KBRA shall implement procedures in furtherance of the provisions outlined in this policy.

Questions regarding the interpretation of this policy should be directed to the KBRA Compliance Department.



Confidential Information and Insider Trading Policy

APPLICABLE TO: All KBRA Entities[1]

Issued by: KBRA Compliance Department

Effective Date[2]: February 03, 2023

POLICY

1. Standards

    a. As required by applicable laws and regulations KBRA ALL shall implement procedures, policies and controls to limit the disclosure of confidential information. Any employee of KBRA ALL who comes into possession of material, non-public information, regardless of the source and whether or not the information pertains to any entity rated by KBRA is prohibited from discussing, disseminating or acting upon that information in any way except during the course of employee's legitimate business duties or where required by law. No KBRA ALL employees may trade in their own accounts or trade in the account of a third party in any security while in possession of material non-public information regarding that security. If an employee believes that he or she has received material non-public information or if there is any doubt about whether he or she is in possession of material non-public information, the employee should immediately contact any member of Legal or Compliance. All employees are barred from trading on material, non-public (i.e. "inside") information. In addition, employees are prohibited from tipping others by providing them with inside information. KBRA ALL shall take all reasonable measures to protect the confidential nature of information shared with its employees by rated entities under the terms of a confidentiality agreement or otherwise under a mutual understanding that the information is shared confidentially.

2. Types of Confidential Information

    a. Information that is "confidential" is information that has been created or received by KBRA ALL in the course of its business activities, and not generally publicly known or available. Confidential Information can generally be described as "private information" or "material non-public information."

        i. Private information: Information provided to an employee of KBRA ALL by a client, subscriber, or issuer that is not publicly available and which the client, subscriber, or issuer has not authorized KBRA ALL to make publicly available. This could include, but is not limited to, an investment strategy, portfolio holdings, proprietary information, financial projections, and market share information. In addition, information relating to KBRA's business, such as proposed rating actions, non-public models and/or methodologies, or discussions of rating committee(s), must also be kept confidential. For example, a rating report that has not yet been published on KBRA's website must be maintained as confidential until it is publicly disseminated.

        ii. Material, Non-public Information/Inside Information: Material, non-public information is any information provided to an employee of KBRA ALL that: (1) would likely influence the average investor when deciding whether or not to invest in a given security; and (2) has not yet been disseminated in a manner that makes it generally available to investors, and/or the market has not yet had an opportunity to absorb such information including but not limited to credit ratings, possible future credit ratings, rating outlooks and information related thereto.

    b. Information is not confidential if it was publicly known at the time it was received, and information ceases to be confidential if it becomes known to the public other than by an act of KBRA ALL.

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[1] KBRA ALL, includes KBRA Holdings, LLC, KBRA Analytics, LLC (KBRA Analytics), Kroll Bond Rating Agency International Limited and all KBRA rating entities, collectively KBRA, which includes Kroll Bond Rating Agency, LLC (KBRA US), Kroll Bond Rating Agency Europe Limited (KBRA Europe), and Kroll Bond Rating Agency UK Limited (KBRA UK)
[2] This version replaces the prior version, which became effective on December 31, 2020.

3. Reporting of Violations

Nothing herein prohibits or restricts the rights of KBRA ALL employees as set forth in the Whistleblower Policies and Procedures in the employee's relevant jurisdictions. All of the provisions contained in this Confidential Information and Insider Trading Policy should be construed in a manner consistent with those Policies and Procedures and should not be construed to prohibit employees from initiating communications directly with, or responding to an inquiry from, or providing information to any state or federal regulatory authority, including the Securities and Exchange Commission

(SEC) and the Financial Industry Regulatory Authority (FINRA). KBRA employees are not required to seek authorization or notify KBRA that they have made such reports or disclosures.

4. Maintaining Compliance

a. KBRA ALL shall take all reasonable measures to protect property and records in its possession from fraud, theft, misuse, taking into account the nature, scale and complexity of our business, including the maintenance of insider lists as may be required by applicable laws and regulations.

b. KBRA ALL employees are prohibited from capturing any confidential information on any personal device in any form. This includes, but is not limited to, as images, audio recordings and video recordings.

c. KBRA Europe and KBRA UK shall create and maintain a list of all KBRA Europe and KBRA UK employees and other natural persons (including employees of affiliates of KBRA Europe and KBRA UK) to whom credit ratings, rating outlooks and information related thereto are communicated before being publicly disclosed for each credit rating action that is due for publication.

d. To promote and maintain compliance with the foregoing policies and procedures, KBRA ALL will maintain a copy of this policy online and train on this policy annually. KBRA ALL employees who suspect that confidential material has been leaked, whether accidentally or otherwise, should report such suspicion to Compliance. No negative consequences will accrue against any KBRA ALL employees reporting his or her suspicions about a leak of confidential material pursuant to this policy.

e. KBRA ALL will ensure that its employees do not use or share confidential information for the purpose of buying or selling or engaging in any transaction in any security, derivative or exchange contract based on a security issued, guaranteed, or otherwise supported by any person or company, or for any other purpose except the conduct of the designated rating organization's business.

f. If employees have any questions or concerns regarding the proper handling of confidential material, they are encouraged to see their supervisor or a member of Compliance.

Any questions regarding the interpretation of this policy should be directed to Compliance.



Disclosure and Attestation Policy for Credit Ratings

APPLICABLE TO: Kroll Bond Rating Agency, LLC (KBRA US), Kroll Bond Rating Agency Europe Limited (KBRA Europe) and Kroll Bond Rating Agency UK (KBRA UK), collectively KBRA

Issued by: KBRA Compliance Department

Effective Date[1]: January 01, 2023

POLICY

1. **Required Disclosures**

   a. KBRA shall comply with all applicable laws and regulations relating to its obligation to make disclosure of certain information about its credit ratings, including the issuance of information disclosure forms ("IDFs") for credit rating actions. KBRA must be transparent with the rated entity and investors about how the rated entity or its securities are rated.

   b. KBRA is not obligated to update any IDF solely because information contained therein has changed since the original date of the credit rating action covered by the relevant IDF. Any disclosures requiring revision will be included in the IDF that would need to be issued if and when the next surveillance credit rating action occurs.

   c. For IDFs that apply to published credit ratings on a single transaction, single entity, or a single credit rating, KBRA will make only the most recent version available on its public website. For IDFs that pertain to published credit rating actions on more than one transaction, in addition to the most recent version of the IDF, previous versions of IDFs covering one or more of those transactions may remain available on KBRA's public website until they are removed by KBRA.

   d. KBRA shall publish every executed Form ABS Due Diligence 15E ("Form 15E") received by KBRA in the same manner as the credit rating that is the subject of the related credit rating action.

2. **Required Attestations**

   KBRA shall comply with all applicable laws and regulations relating to its obligation to provide attestations regarding its credit ratings, including those that must be included in Information Disclosure Forms for credit rating actions.

3. **Ratings for Which IDFs and Attestations Are Not Required**

   The requirements set forth in Sections 1 and 2 of this policy are not applicable to:

   a. Withdrawals of credit ratings resulting from bankruptcy proceedings of the issuer;

   b. Withdrawals of credit ratings that result from the repayment in full of the rated obligation on or prior to its final maturity date;

   c. SRS Ratings;

   d. Credit ratings that are derived exclusively from an existing credit rating of a program, series, category or class of debt or other rated entity (including, but not limited to, ratings of monoline bond insurers); and

   e. The issuance of rating agency condition letters.

4. **Procedures**

   KBRA shall implement procedures it deems appropriate to effectuate this policy.

Questions regarding the interpretation of this policy should be directed to Compliance.

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[1] This version supersedes the prior version, which became effective on December 31, 2020.



Duties of Commercial Personnel and Ratings Personnel to Avoid Conflicts Policy

APPLICABLE TO: ALL KBRA, KBRA EUROPE, and KBRA UK EMPLOYEES

Issued by: KBRA Compliance Department

Effective Date: December 31, 2020

1.   Purpose

        KBRA marketing personnel, business development personnel, relationship managers, and other commercial personnel (collectively, "commercial personnel") must avoid circumstances where they might be viewed as seeking to influence ratings decisions by ratings personnel. Similarly, ratings personnel must avoid participating in certain activities that are solely the responsibility of commercial personnel, such as negotiations about fees for credit ratings or participation in correspondence relating to those negotiations.

2.   Prohibitions

        (a)   Ratings personnel may not participate in the setting or negotiating of fees and any aspects of the billing and payment process, which shall be conducted exclusively by commercial personnel; ratings personnel also must comply with the Fee Discussion Policy and the Fee Discussion Procedure regarding additional requirements concerning matters related to fees as discussed therein.

        (b)   Commercial personnel may not provide to ratings personnel, either orally or in writing, and whether before or after the credit rating process has commenced, information about the commercial aspects of a credit rating engagement, including, but not limited to, the negotiation of fees and the fees to be received by KBRA to issue a credit rating.

        (c)   Commercial personnel may not vote, or participate in any capacity, in meetings of a credit rating committee, the Credit Policy Committee, or any similar internal body formed for the purpose of making decisions with respect to ratings or methodologies.

        (d)   Commercial personnel may not cause or seek to cause a rating committee or any individual member or members of a rating committee to reach any particular conclusion, and must not seek to alter any conclusion arrived at by a rating committee, and ratings personnel must promptly report any such instance to the KBRA Compliance Department.

        (e)   Commercial personal may not communicate directly with rating personnel involved in the determination of a credit rating once the credit rating process has officially commenced except to discuss the progress on or expected completion of specific rating engagements.

Questions regarding the interpretation of this policy should be directed to the KBRA Compliance Department.



Employee Conflict of Interest Policy

<u>APPLICABLE TO</u>: ALL KBRA EMPLOYEES

<u>Issued by</u>: KBRA Compliance Department

<u>Effective Date</u>: December 22, 2021

POLICY:

Defined Terms

Rated Entity
A "Rated Entity" is any entity or issuer, sponsor, or underwriter of a security rated by or engaged to be rated by KBRA.

Prohibited Conflicts of Interest—All KBRA Employees

a) No employee of KBRA Europe, KBRA UK or KBRA US may participate in or otherwise influence the determination of a credit rating with respect to a transaction or a Rated Entity if the employee has any of the following conflicts of interest:

   i)   Directly owns securities or derivatives of the Rated Entity, and/or has some other direct ownership interest in, the Rated Entity, and/or an entity related to the Rated Entity, other than holdings in diversified collective investment schemes;

   ii) Has had a recent employment or other significant business relationship with the Rated Entity that may cause or may be perceived as causing a conflict of interest;

   iii) Has a family member (i.e., a spouse, partner, parent, child, or sibling) who currently works for the Rated Entity in circumstances where this employment relationship may cause or may be perceived as causing a conflict of interest;

   iv) Has, or had, any other relationship with the Rated Entity or any related entity thereof, or any individual associated with the Rated Entity or any related entity thereof that may cause or may be perceived as causing a conflict of interest

   v)   Has participated in sales or marketing to the Rated Entity of a KBRA product or service or a product or service of a KBRA affiliate or has been influenced by sales or marketing considerations with respect to the Rated Entity; and

   vi) Is an officer or director of the Rated Entity.

Prohibited Conflicts of Interest—KBRA Europe and KBRA UK Employees

a) In addition to the prohibitions set forth in Section 2 of this policy, no employee of KBRA Europe or KBRA UK may participate in or otherwise influence the determination of a credit rating with respect to a transaction or a Rated Entity if the employee has any of the following conflicts of interest:

   i)   Directly or indirectly owns securities or derivatives of a related third party to the Rated Entity, other than holdings in diversified collective investment schemes;

   ii) Is a member of the administrative or supervisory board of the Rated Entity or a related third party.

Internal Controls
Policies and procedures designed for the purposes of effectuating this policy shall be maintained by KBRA US, KBRA Europe and KBRA UK.

Any questions regarding the interpretation of this Policy should be directed to the KBRA Compliance Department.



Fee Discussion Policy

<u>APPLICABLE TO</u>: ALL KBRA, KBRA EUROPE, and KBRA UK EMPLOYEES

<u>Issued by</u>: KBRA Compliance Department

<u>Effective Date</u>: December 31, 2020

POLICY:

1.   Fee Discussions

     (a)   A "fee discussion" is any negotiation about fees for credit ratings, discussion or correspondence (whether internal or external) relating to those negotiations.

2.   KBRA Personnel Permitted to Have Fee Discussions

     (a)   Fee discussions with potential and existing KBRA clients are handled exclusively by Business Development personnel and certain senior executives.

3.   KBRA Personnel Prohibited from Involvement in Fee Discussions

     (a)   Ratings personnel involved in the credit rating process are not permitted to participate in fee discussions.

     (b)   KBRA personnel who participate in fee discussions for a credit rating are prohibited from participating in the credit rating process.

     (c)   Ratings personnel who are involved in fee discussions, believe that they may have participated in fee discussions or become aware of fee information, must follow the Fee Discussion Procedure.

Questions regarding this policy or the interpretation of this policy should be directed to the KBRA Compliance Department.



Gifts and Entertainment Policy

APPLICABLE TO: ALL KBRA, KBRA ANALYTICS, KBRA EUROPE, and KBRA UK

EMPLOYEES Issued by: KBRA Compliance Department

Effective Date: December 31, 2020

1.   Policy

(a)   For the purposes of this policy, "gifts" shall refer to gifts, money, entertainment, favors, or services.

(b)   The receipt of gifts by KBRA employees shall not influence any rating decision made by KBRA.

(c)   KBRA shall refrain from offering extravagant gifts as an enticement to seek a credit rating from KBRA.

(d)   No employee of KBRA may, directly or indirectly, give or receive any gift, individually or as part of a team, relating to any credit rating services provided by KBRA, except as expressly permitted herein.

2.   Gifts Received by Rating Analysts

(a)   KBRA employees who participate in determining or monitoring credit ratings, or who are responsible for approving a credit rating (collectively, the "rating analyst group"), may not accept gifts from any entity rated by KBRA. For purposes of this policy, the "rated entity" is the obligor being rated, or the issuer, underwriter, or sponsor of a security being rated.

(i)   The prohibition set forth in Section 2(a) extends to all rated entities that KBRA rates, not just entities within the employee's area of analytic responsibility. For example, a Public Finance analyst may not accept gifts from a financial institution rated by KBRA even if that Public Finance analyst has never participated in the rating process with respect to the financial institution.

(b)   If a rating analyst group employee receives a gift, he or she must return it to the donor immediately. If return of the item is not practical, then please consult with the KBRA Compliance Department for further instructions. In either event, the employee receiving the gift (or his or her supervisor) shall promptly notify the KBRA Compliance Department.

3.   Incidentals to Business Meetings Involving Rating Analysts

(a)   Ratings analyst group employees who attend business meetings hosted by a rated entity may accept business supplies (such as pens and note pads) and modest food and beverages, as long as the reasonable value of such items does not exceed $25 per person per meeting. Travel to and from such business meetings, and lodging expenses, must be paid by the employee or KBRA.

(b)   Ratings analyst group employees may accept invitations to conferences, outings, dinners or lunches sponsored by issuers, investment bankers, arrangers or other agents of the issuer after consultation with, and approval from, the employee's manager.

(i)   If a ratings analyst group employee accepts such an invitation, the employee shall pay for all of his or her own expenses and not accept any tangible gifts as part of the event, other than business supplies and food and beverages having a value not in excess of $25 per interaction. The employee may seek reimbursement for out-of-pocket expenses from KBRA if such reimbursement conforms to KBRA's expense reimbursement policy.

4.   Persons Closely Associated with KBRA Employees

(a)   In addition to the prohibitions described above, Persons Closely Associated with KBRA ratings analyst



group employees (which includes: spouses, domestic partners, or cohabitants of KBRA employees; minor or unmarried dependent children of KBRA employees; a parent, in-law or other relative of a KBRA employee who resides with the KBRA employee) are also prohibited from soliciting or accepting gifts from any rated entity or its agents, if:

(i) the interaction with the rated entity or its agent is linked directly or indirectly with KBRA's rating activities; and

(ii) it might cause or be perceived to cause a conflict of interest.

(b) Unless gifts solicited by or offered to Persons Closely Associated ratings analyst group employees are so lavish or extravagant that they would create a conflict or the appearance of a conflict of interest between KBRA and the rated entity, Persons Closely Associated may solicit or accept gifts from any rated entity that are:

(i) based on the Person Closely Associated employment;

(ii) unrelated to:

(A) KBRA's credit rating activities,

(B) KBRA's business relationships, and

(C) the rated entity's interaction with ratings analyst group employees who participate in the credit ratings process; or

(iii) general marketing items from a rated entity, including cases where a rated entity has sponsored a sporting, cultural or charitable event that the rated entity typically provides to a larger group of people, which coincidentally includes a Person Closely Associated.

(c) All ratings analyst group employees who participate in the credit ratings process must inform the relevant Persons Closely Associated of the prohibitions set forth in this procedure.

(d) Ratings analyst group employees who participate in the credit ratings process are under no obligation to ask Persons Closely Associated whether they have received a gift from

a rated entity. If ratings analyst group employees become aware of the receipt of any gift (excluding those permitted by Section 4(b)(i)-(iii)) that a Person Closely Associated has accepted or solicited from a rated entity, he/she must immediately report the gift to his or her manager and to the KBRA Compliance Department.

5. Other KBRA Employees

(a) The limitations described above apply to ratings analyst group employees and do not apply to other KBRA employees. KBRA employees who do not participate in the credit ratings process may accept gifts and business entertainment invitations such as an occasional meal, a ticket to a sporting event or the theater, or comparable entertainment from a party that is not an obligor rated by KBRA (or an issuer, underwriter, or sponsor of a security rated by KBRA) if the donor is present, provided that any such gift that is reasonably believed to exceed $250 in value is reported to the KBRA Compliance Department within one week of such event.

6. Gifts Given

(a) Subject to applicable laws and regulations, appropriate and reasonable business gifts and business entertainment invitations may be provided by an employee who has been authorized by his or her supervisor to do so, and who is not a part of KBRA's rating analyst group, to any person with whom KBRA conducts business, other than:

(i) a labor union representative; or



(ii)   a public official (i.e., any elected official, or any representative with apparent authority to act on behalf of an elected official and/or the constituency represented by that elected official).

(b)   In the case of business entertainment activities, the employee who extended the invitation must also attend the event. A rating analyst group employee may attend a KBRA-sponsored function with the KBRA host and the third party, provided KBRA pays for all expenses.

(c)   In no event shall KBRA provide any gift or business entertainment that is:

(i)   prohibited by law or regulation;

(ii)   known to violate the third party's policies concerning gifts and/or business entertainment; or

(iii)   unduly extravagant or expensive (i.e., no more than $250 per person, unless approved in advance by KBRA Compliance Department), such as tickets to the Olympics, World Series, Super Bowl, or similar major sporting events or other highly sought-after events.

(d)   If there is any question regarding the propriety of a gift or business entertainment event, the responsible employee should notify the KBRA Compliance Department and discuss the matter in advance. Business gifts and business entertainment invitations may not be extended to a labor union representative or a public official as described

in Section 6(a)(ii), except with the prior review and approval of the KBRA Compliance Department.

Questions regarding the interpretation of this policy should be directed to the KBRA Compliance Department.



Independent Directors and
Material Nonpublic Information Policy

APPLICABLE TO: All KBRA U.S. Employees and the Independent Members of the KBRA Board of Directors

Issued by: KBRA Compliance Department

Effective Date: November 13, 2017

Policy:

1. Prohibition on Insider Trading by Independent Directors

(a)   So that independent directors are subject to the same policy goals that underlie KBRA's personal trading requirements for employees, an independent director may not:

(i)   purchase, sell, or otherwise benefit from any transaction in securities or money market instruments when he or she is aware of material nonpublic information obtained in connection with the performance of credit rating services that affects the securities or money market instruments.

2. Prohibition on Dissemination of Material Nonpublic Information Outside KBRA

(a)   So that independent directors are subject to the same policy goals that underlie KBRA's personal trading requirements for employees, an independent director may not:

(i)   disseminate within or outside KBRA any material nonpublic information (including a pending credit rating action) obtained in connection with the performance of his or her duties as a director.

(b)   If an independent director inadvertently receives material nonpublic information used in KBRA's performance of credit rating services, the independent director must contact the KBRA Compliance Department to review the circumstances and identify any remedial actions that may be required.

3. Requirement for Limited Conflict Checks in Certain Circumstances

(a)   So that independent directors are subject to the same policy goals that underlie KBRA's prohibition on analysts participating in credit rating matters, when the independent directors are involved in the approval of procedures or methodologies used for the determination of credit ratings, including qualitative and quantitative models, they must confirm prior to their participation that:



(i)   they have not also participated in the sales or marketing to a rated entity, issuer, sponsor, or underwriter of a security rated by KBRA or engaged to be rated by KBRA, of a KBRA product or service or a product or service offered by a KBRA affiliate; and

(ii)   they have not been influenced by sales or marketing considerations with respect to the subject matter of the proceedings.

(b)   Documentation that the conflict check described in Section 3(a) has been performed will be retained by the KBRA Compliance Department.

4.   Notification

(a)   The KBRA Compliance Department will cause a copy of this policy or a summary to be appended to an appropriate form of questionnaire provided to independent directors (which may be an annual questionnaire) and will ask each independent director to acknowledge his or her understanding of, and agreement to abide by, this policy.

(b)   Promptly after receipt of any such annual director questionnaire, but not less than ten business days thereafter, the Chief Compliance Officer or his designee will review the questionnaires and, where necessary, communicate with the responding independent director to address any concerns raised in the responses to the questionnaires. The KBRA Compliance Department shall document the results of such discussions and shall be responsible for the retention of records related to those discussions.

5.   Reporting of Violations

(a)   Nothing herein prohibits or restricts the rights of KBRA employees or independent members of the KBRA board of directors as set forth in the KBRA Whistleblower Policy and Procedure. All of the provisions contained in this Independent and Material Nonpublic Information Policy should be construed in a manner consistent with that Policy and Procedure and should not be construed to prohibit employees from initiating communications directly with, or responding to an inquiry from, or providing information to any state or federal regulatory authority, including the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). KBRA employees and independent members of the KBRA board of directors are not required to seek authorization or notify KBRA that they have made such reports or disclosures.

Questions regarding the interpretation of this policy should be directed to the KBRA Compliance Department.



Kroll Bond Rating Agency
Code of Conduct

Issued By: KBRA Compliance Department

Effective Date: December 31, 2020

Applicable to: All KBRA, KBRA Europe, and KBRA UK Employees

Kroll Bond Rating Agency ("KBRA") has adopted this Code of Conduct ("Code") to address the principles set forth by the International Organization of Securities Commissions ("IOSCO"). The format of this Code of Conduct is consistent with the revised "Code of Conduct Fundamentals for Credit Rating Agencies" published by IOSCO in March 2015 (the "IOSCO Code").

1.   QUALITY AND INTEGRITY OF THE CREDIT RATING PROCESS

A.   Quality of the Credit Rating Process

1.1   KBRA shall establish, maintain, document, and enforce a credit rating methodology for each class of entity or obligation for which KBRA issues credit ratings. Each credit rating methodology shall be rigorous, capable of being applied consistently, and, where possible, result in credit ratings that can be subjected to validation based on some form of historical experience.

1.2   Credit ratings shall reflect all information known to, and believed to be relevant to, KBRA, consistent with the applicable credit rating methodology that is in effect.

1.3   KBRA shall adopt reasonable measures designed so that that it has the appropriate knowledge and expertise, and that the information it uses in determining credit ratings is of sufficient quality and obtained from reliable sources to support a high quality credit rating.

1.4   KBRA avoids issuing credit ratings for entities or obligations for which it does not have appropriate information, knowledge, and expertise. For example, where the complexity of a security or the structure of a type of security, or the lack of robust data about the assets underlying the security raise serious questions as to whether KBRA can determine a high quality credit rating for the security, KBRA shall refrain from issuing a credit rating.

1.5   In assessing creditworthiness, KBRA analysts involved in the credit rating action use the credit rating methodology established by KBRA for the type of entity or obligation that is subject to the credit rating action. The credit rating methodology shall be applied in a manner that is consistent across all entities or obligations for which that methodology is used.

1.6   KBRA defines the meaning of each category in its rating scales and applies those categories consistently across all classes of rated entities and obligations to which a given rating scale applies.

1.7   Credit ratings are assigned by KBRA as an entity (not by an analyst or other employee of KBRA).

1.8   KBRA assigns analysts who, individually or collectively (particularly where credit rating committees are used), have appropriate knowledge and experience for assessing the creditworthiness of the type of entity or obligation being rated.

1.9   KBRA shall maintain internal records to support its credit rating opinions in accordance with applicable laws and regulations in the jurisdictions in which it conducts business, as well as its own policies and procedures.

1.10   KBRA shall establish, maintain, document, and enforce policies, procedures, and controls designed to avoid knowingly issuing credit ratings, analyses, or reports that contain misrepresentations or are otherwise misleading as to the general creditworthiness of a rated entity or obligation.

1.11   KBRA shall devote sufficient resources to carry out and maintain high quality credit ratings. When deciding whether to issue a credit rating for an entity or obligation, KBRA shall assess whether it is able to devote a sufficient number of analysts with the skills to determine high quality credit ratings, and whether the analysts will have access to sufficient information in order to determine a high quality credit rating.

1.12   KBRA shall establish and maintain a review function made up of one or more senior managers with appropriate experience to review the feasibility of providing a credit rating for a type of entity or obligation that is materially different from the entities or obligations KBRA currently rates.

1.13   KBRA shall establish and maintain a review function made up of one or more senior managers responsible for conducting a rigorous, formal, and periodic review, on a regular basis pursuant to an established timeframe, of all aspects of KBRA's credit rating methodologies (including models and key assumptions) and significant

changes to the credit rating methodologies. For example, KBRA shall assess whether existing credit rating methodologies and models for determining credit ratings of structured finance products are appropriate when the risk characteristics of the assets underlying a structured finance product change materially. Where feasible and appropriate for the size and scope of its credit rating business, this function shall be independent of the employees who are principally responsible for determining credit ratings.

1.14   KBRA, in selecting the analyst or analysts who will participate in determining a credit rating, shall seek to promote continuity but also to avoid bias in the credit rating process.

1.15   KBRA shall allocate sufficient employees and financial resources to monitoring and updating all its credit ratings. Except for a credit rating that clearly indicates it does not entail ongoing surveillance, once a credit rating is published, KBRA shall monitor the credit rating on an ongoing basis by:

(a)   reviewing the creditworthiness of the rated entity or obligation regularly in accordance with KBRA's relevant policies, procedures, and methodologies and applicable laws and regulations;

(b)   initiating a review of the status of the credit rating upon becoming aware of any information that might reasonably be expected to result in a credit rating action (including withdrawal of a credit rating), consistent with the applicable credit rating methodology;

(c)   reviewing the impact of and applying a change in the credit rating methodologies, models or key rating assumptions on the relevant credit ratings within a reasonable period of time; and

(d)   updating on a timely basis the credit rating, as appropriate, based on the results of such review.

1.16   If KBRA uses separate analytical teams for determining initial credit ratings and for subsequent monitoring of existing credit ratings, each team shall have the requisite level of expertise and resources to perform their respective functions in a timely manner. KBRA reserves the right to evaluate internal processes and market trends to maintain operational flexibility to allocate resources needed to monitor existing credit ratings and conduct reviews on a timely basis.

1.17   KBRA shall establish, maintain, document, and enforce policies and procedures that clearly set forth guidelines for disseminating credit ratings that are the result or subject of credit rating actions and the related reports, and for when a credit rating is withdrawn.

B.   Integrity of the Credit Rating Process

1.18   KBRA and its employees shall deal fairly and honestly with rated entities, obligors, originators, underwriters, arrangers, and users of credit ratings.

1.19   KBRA holds its employees to the highest standards of integrity and ethical behavior. Subject to applicable local legal and regulatory requirements, KBRA will not knowingly employ individuals with demonstrably compromised integrity.

1.20   KBRA and its employees shall not, either implicitly or explicitly, give any assurance or guarantee to an entity subject to a rating action, obligor, originator, underwriter, arranger, or user of KBRA's credit ratings about the outcome of a particular credit rating action. This does not preclude KBRA from developing preliminary indications in connection with its analysis in a manner consistent with Provisions 1.22 and 2.6(d) of the Code of Conduct.

1.21   KBRA and its employees shall not make promises or threats about potential credit rating actions to influence rated entities, obligors, originators, underwriters, arrangers, or users of KBRA's credit ratings (e.g., subscribers) to pay for credit ratings or other services.

1.22   KBRA and its employees shall not make proposals or recommendations regarding the activities of rated entities or obligors that could affect a credit rating of the rated entity or obligation, including, but not limited to, proposals or recommendations about corporate or legal structure, assets and liabilities, business operations, investment plans, lines of financing, business combinations, and the design of structured finance products. Consistent with this prohibition, KBRA's analysts may hold a series of iterative discussions and other interactions with rated entities or obligors or their agents to (i) understand and incorporate into their analyses the particular facts and features, and any modification thereof, as proposed by the rated entity or issuer or obligor or their agents; and (ii) explain to the rated entity or issuer or obligor or their agents the rating implications of KBRA's ratings methodologies as applied to the relevant proposed facts and features.

1.23   In each jurisdiction in which KBRA operates, KBRA shall establish, maintain, document, and enforce policies, procedures, and controls designed so that KBRA and its employees comply with KBRA's code of conduct and applicable laws and regulations.

(a)   KBRA has established a compliance function responsible for monitoring and reviewing the compliance of KBRA and its employees with the provisions of KBRA's code of conduct and with applicable laws and regulations.

(b)   The compliance function also shall be responsible for reviewing the adequacy of KBRA's policies, procedures, and controls concerning compliance with KBRA's code of conduct and applicable laws and regulations.

(c)   KBRA has appointed a Chief Compliance Officer/Designated Compliance Officer to oversee and maintain KBRA's global compliance function. The Chief Compliance Officer/Designated Compliance Officer's reporting lines and compensation are independent of KBRA's credit rating operations and compensation will not be directly linked to KBRA's performance.

1.24   KBRA employees are expected to report promptly any conduct they reasonably believe to be illegal, unethical, or contrary to this Code of Conduct to the Compliance Department or another officer of KBRA, as appropriate, so proper action may be taken. KBRA's employees are not necessarily expected to be experts in the law. Nonetheless, KBRA employees are expected to report activities that a reasonable person would question. Upon receiving such a report from an employee, KBRA is obligated to take appropriate action, as determined by the laws and regulations of the jurisdiction and the policies, procedures, and controls established, maintained, documented, and enforced by KBRA.

KBRA prohibits retaliation by KBRA or an employee against any employees who, in good faith, reports a violation of the law, regulation, or this Code of Conduct.

2.   INDEPENDENCE AND AVOIDANCE OF CONFLICTS OF INTEREST

A.   General

2.1   KBRA shall not delay or refrain from taking a credit rating action based on the potential effect (economic, political, or otherwise) of the action on KBRA, a rated entity, obligor, originator, underwriter, arranger, investor, or other market participant.

2.2   KBRA and its employees shall use care and professional judgment to maintain both the substance and appearance of KBRA's and its employees' independence and objectivity.

2.3   KBRA's determination of a credit rating shall be influenced only by factors relevant to the credit assessment.

2.4   The credit rating KBRA assigns to an entity or obligation shall not be affected by the existence (or non-existence) of, or potential for, a business relationship between KBRA (or its affiliates) and the rated entity, obligor, originator, underwriter, or arranger (or any of their affiliates), or any other party.

2.5   KBRA shall operationally, legally, and, if practicable, physically separate its credit rating business and its analysts from any other businesses that may present a conflict of interest. For other businesses that do not necessarily present a conflict of interest, KBRA shall establish, maintain, document, and enforce policies, procedures, and controls designed to minimize the likelihood that conflicts of interest will arise. To the extent any exist, KBRA will disclose on its website any such other business on KBRA's external website.

B.   CRA Policies, Procedures, Controls and Disclosures

2.6   KBRA shall establish, maintain, document, and enforce written policies, procedures, and controls to (i) identify, and (ii) eliminate, or manage and disclose, as appropriate, any actual or potential conflicts of interest that may influence the credit rating methodologies, credit rating actions, or analyses of KBRA or the judgment and analyses of KBRA's employees. Among other things, the policies, procedures, and controls shall address (as applicable to KBRA's business model) how the following conflicts can potentially influence KBRA's credit rating methodologies or credit rating actions:

(a)   being paid to issue a credit rating by the rated entity or by the obligor, originator, underwriter, or arranger of the rated obligation;

(b)   being paid by subscribers with a financial interest that could be affected by a credit rating action of KBRA;

(c)   being paid by rated entities, obligors, originators, underwriters, arrangers, or subscribers for services other than issuing credit ratings or providing access to KBRA's credit ratings;

(d)   providing a preliminary indication or similar indication of credit quality to an entity, obligor, originator, underwriter, or arranger prior to being hired to determine the final credit rating for the entity, obligor, originator, underwriter, or arranger; and

(e)   having a direct or indirect ownership interest in a rated entity or obligor, or having a rated entity or obligor have a direct or indirect ownership interest in KBRA.

2.7   KBRA shall disclose actual and potential conflicts of interest (including, but not limited to, those conflicts of interest identified in Provision 2.6 above) in a complete, timely, clear, concise, specific, and prominent manner. When the actual or potential conflict of interest is unique or specific to a credit rating action with respect to a particular rated entity, obligor, originator, lead underwriter, arranger, or obligation, such conflict of interest shall be disclosed in the same form and through the same means as the relevant credit rating action.

2.8   KBRA shall disclose the general nature of its compensation arrangements with rated entities, obligors, and lead underwriters.

(a)   KBRA does not provide consulting services. If KBRA were to receive from a rated entity, obligor, originator, lead underwriter, or arranger compensation unrelated to its credit rating services, KBRA would disclose such unrelated compensation as a percentage of total annual compensation received from such rated entity, obligor, lead underwriter, or arranger.

(b)   KBRA shall disclose when it receives 10 percent or more of its annual revenue from a single client (e.g., a rated entity, obligor, originator, lead underwriter, arranger, or subscriber, or any of their affiliates). KBRA complies with specific jurisdictional revenue concentration requirements or limits.

2.9   KBRA supports requirements that structured finance issuers and originators of structured finance products make available all relevant information regarding these products so that investors and other credit rating agencies can conduct their own analyses independently from the credit rating agencies engaged by the issuers and/or originators to provide a credit rating.

2.10   KBRA shall not hold or transact in trading instruments presenting a conflict of interest with KBRA's credit rating activities.

2.11   In instances where rated entities or obligors (e.g., sovereign nations or states) have, or are simultaneously pursuing, oversight functions related to KBRA, the employees responsible for interacting with the officials of the rated entity or the obligor (e.g., government regulators) regarding supervisory matters shall be separate from

the employees that participate in taking credit rating actions or developing or modifying credit rating methodologies that apply to such rated entity or obligor.

C.   CRA Employee Independence

2.12   Reporting lines for KBRA employees and their compensation arrangements shall be structured to eliminate or effectively manage actual and potential conflicts of interest.

(a)   KBRA employees who participate in or who might otherwise have an effect on a credit rating action with respect to an entity or obligation shall not be compensated or evaluated on the basis of the amount of revenue that KBRA derives from that entity or obligor.

(b)   KBRA shall conduct formal and periodic reviews of its compensation policies, procedures, and practices for its employees who participate in or who might otherwise have an effect on a credit rating action to confirm whether these policies, procedures, and practices have not compromised and do not compromise the objectivity of KBRA's credit rating process.

2.13   KBRA employees who participate in or who might otherwise have an effect on a credit rating action shall not initiate or participate in discussions with rated entities, obligors, arrangers, or subscribers regarding fees or payments charged to such rated entity, obligor, arranger, or subscriber.

2.14   As detailed in various KBRA policies and procedures, KBRA employees are prohibited from participating in or otherwise influencing KBRA's credit rating action with respect to an entity or obligation if the employee, an immediate family member of the employee (e.g., spouse, domestic partner, or dependent), or an entity managed by the employee (e.g., a trust):

(a)   Holds or transacts in a trading instrument issued by the rated entity or obligor;

(b)   Holds or transacts in a trading instrument (other than a diversified collective investment scheme) that itself owns an interest in the rated entity or obligor, or is a derivative based on a trading instrument issued by the rated entity or obligor;

(c)   Holds or transacts in a trading instrument issued by an affiliate of the rated entity or obligor, the ownership of which may cause or may be perceived as causing a conflict of interest with respect to the employee or KBRA;

(d)   Holds or transacts in a trading instrument issued by a lead underwriter or arranger of the rated obligation, the ownership of which may cause or may be perceived as causing a conflict of interest with respect to the employee or KBRA;

(e)   Is currently employed by, or had a recent employment or other significant business relationship with the rated entity or obligor or a lead underwriter or arranger of the rated obligation that may cause or may be perceived as causing a conflict of interest;

(f)   Is a director of the rated entity or obligor, or lead underwriter or arranger of the rated obligation; or

(g)   Has, or had, another relationship with or interest in the rated entity, obligor, or the lead underwriter or arranger of the rated obligation (or any of their affiliates) that may cause or may be perceived as causing a conflict of interest.

2.15   KBRA analysts and their Family Members shall not hold or transact in a trading instrument issued by a rated entity or obligor in the analyst's area of primary analytical responsibility. This would not preclude an analyst from holding or trading a diversified collective investment scheme that owns a trading instrument issued by a rated entity or obligor in the analyst's area of primary analytical responsibility. For purposes of this provision, "Family Members" means: (i) the spouse, domestic partner or cohabitant of an KBRA analyst; (ii) a minor or unmarried dependent child of a KBRA analyst, including an adopted child, stepchild, or foster child; and (iii) a parent, in-law or any other relative with whom the KBRA analyst resides.

2.16   KBRA analysts shall be prohibited from soliciting money, gifts, or favors from any entity rated by KBRA other than incidentals of nominal value provided as part of a normal business interaction. All KBRA employees shall be prohibited from accepting gifts offered in the form of cash or cash equivalents or that may create potential, perceived or actual conflicts of interest that KBRA deems to be unacceptable pursuant to its policies concerning gifts and entertainment.

2.17   A KBRA employee who becomes involved in a personal relationship (including, for example, a personal relationship with an employee of a rated entity, obligor, or originator, or the lead underwriter or arranger of a rated obligation) that creates an actual or potential conflict of interest shall be required under KBRA's policies, procedures, and controls to disclose the relationship to the Chief Compliance Officer or another officer of KBRA, as appropriate.

2.18   KBRA shall establish, maintain, document, and enforce policies, procedures, and controls for (i) reviewing the past work of an analyst who leaves the employ of KBRA and joins an entity that the employee participated in rating, an obligor whose obligation the employee participated in rating, an originator, underwriter, or arranger with which the employee had significant dealings as part of his or her duties at KBRA, and (ii) taking such actions as are required by applicable legal and regulatory requirements.

3.   CRA RESPONSIBILITIES TO THE INVESTING PUBLIC, RATED ENTITIES, OBLIGORS, ORIGINATORS, UNDERWRITERS, AND ARRANGERS

A.   Transparency and Timeliness of Credit Ratings Disclosure

3.1   KBRA provides information on www.kbra.com to assist investors in developing a greater understanding of what a rating is. KBRA does not state or imply that its regulatory authorities endorse its credit ratings or use its registration status to advertise the quality of KBRA's credit ratings.

3.2   KBRA publicly discloses sufficient information about its credit rating process and its credit rating methodologies, so that investors and other users of credit ratings can understand how a credit rating was determined by KBRA.

3.3   KBRA shall publicly disclose a material modification to a credit rating methodology prior to the modification taking effect unless doing so would negatively affect the integrity of a credit rating by unduly delaying the taking of a credit rating action. In either case, KBRA shall disclose the material modification in a non-selective manner.

3.4   KBRA shall disclose its policies and procedures that address the issuance of unsolicited credit ratings.

3.5   KBRA shall disclose its policies and procedures for distributing credit ratings and reports, and for when a credit rating will be withdrawn.

3.6   KBRA shall disclose clear definitions of the meaning of each category in its rating scales, including the definition of default.

3.7   KBRA shall differentiate credit ratings of structured finance products from credit ratings of other types of entities or obligations by using the indicator (sf). The (sf) indicator does not change the meaning or definition of the credit rating in any other way and does not change the risk of the specific structured finance product.

3.8   KBRA shall be transparent with investors, rated entities, obligors, originators, underwriters, and arrangers about how the relevant entity or obligation is rated.

3.9   Where feasible and appropriate, KBRA shall inform the rated entity, or the obligor or arranger of the rated obligation about the critical information and principal considerations upon which a credit rating will be based prior to disseminating a credit rating that is the result or subject of the credit rating action and afford such rated entity, obligor, or arranger an adequate opportunity to clarify any factual errors, factual omissions, or factual misperceptions it considers relevant to produce a well-informed credit rating. KBRA shall duly evaluate any response from such rated entity, obligor, or arranger. Where in particular circumstances KBRA has not informed such rated entity, obligor, or arranger prior to disseminating a credit rating action, KBRA shall inform such rated entity, obligor, or arranger as soon as practical thereafter and, generally, shall explain why KBRA did not inform such rated entity, obligor, or arranger prior to disseminating the credit rating action.

3.10   When KBRA publicly discloses or distributes to its subscribers (depending on KBRA's business model) a credit rating that is the result or subject of the credit rating action, it shall do so as soon as practicable after taking such action.

3.11   When KBRA publicly discloses or distributes to its subscribers (depending on KBRA's business model) a credit rating that is the result or subject of a credit rating action, it shall do so on a nonselective basis; for its published ratings, KBRA shall make such disclosures available free of charge.

3.12   KBRA shall disclose with a credit rating that is the result or subject of a credit rating action whether the rated entity, obligor, or originator, or the underwriter or arranger of the rated obligation participated in the credit rating process. Each credit rating not initiated at the request of the rated entity, obligor, or originator, or the underwriter or arranger of the rated obligation shall be identified as such in accordance with KBRA's policies and procedures. KBRA also will disclose its policies regarding unsolicited ratings.

3.13   KBRA shall clearly indicate the attributes and limitations of each credit rating, and the extent to which KBRA verifies information provided to it by the rated entity, obligor, or originator, or the underwriter or arranger of the rated obligation. For example, if the credit rating involves a type of entity or obligation for which there is limited historical data, KBRA shall disclose this fact and how it may limit the credit rating.

3.14   For its published credit ratings, KBRA shall indicate when the credit rating was last updated or reviewed. The credit rating announcement shall also indicate the principal credit rating methodology or methodology version that was used in determining the credit rating and where a description of that credit rating methodology can be found. Where the credit rating is based on more than one credit rating methodology, or where a review of only the principal credit rating methodology might cause investors and other users of credit ratings to overlook important aspects of the credit rating, KBRA shall explain this fact in the credit rating announcement, and indicate where to find a discussion of how the different credit rating methodologies and other important aspects factored into the credit rating decision.

3.15   When issuing a published rating on a structured finance product, KBRA shall publicly disclose or distribute to its subscribers (depending on KBRA's business model) sufficient information about its loss and cash-flow analysis with the credit rating, so that investors in the product, other users of credit ratings, and/or subscribers can understand the basis for KBRA's credit rating). KBRA shall also publicly disclose or distribute information about the degree to which it analyzes how sensitive a credit rating of a structured finance product is to changes in the assumptions underlying the applicable credit rating methodology.

3.16   When issuing or revising a published credit rating, KBRA shall explain in its announcement and/or report the key assumptions and data underlying the credit rating, including financial statement adjustments that deviate materially from those contained in the published financial statements of the relevant rated entity or obligor.

3.17   If KBRA discontinues monitoring a published credit rating for a rated entity or obligation it shall either withdraw the credit rating or disclose such discontinuation to the public or to its subscribers (depending on KBRA's business model) as soon as practicable. A publication by KBRA of a credit rating that is no longer being monitored shall indicate the date the credit rating was last updated or reviewed, the reason the credit rating is no longer monitored, and the fact that the credit rating is no longer being updated.

3.18   KBRA shall disclose sufficient information about the historical transition and default rates of its credit rating categories with respect to the classes of entities and obligations it rates. This information shall include verifiable, quantifiable historical information, organized over a period of time, and, where possible, standardized in such a way to assist investors and other users of credit ratings in comparing different CRAs. If the nature of the rated entity or obligation or other circumstances make such historical transition or default rates inappropriate, statistically invalid, or otherwise likely to mislead investors or other users of credit ratings, KBRA shall explain why.

B.   The Treatment of Confidential Information

3.19   KBRA shall establish, maintain, document, and enforce policies, procedures, and controls to protect confidential and/or material non-public information, including confidential information received from a rated entity, obligor, or originator, or the underwriter or arranger of a rated obligation, and non-public information about a credit rating action (e.g., information about a credit rating action before the credit rating is publicly disclosed or disseminated to subscribers).

(a)   The policies, procedures, and controls shall prohibit KBRA and its employees from using or disclosing confidential and/or material non-public information for any purpose unrelated to KBRA's credit rating activities, including disclosing such information to other employees where the disclosure is not necessary in connection with KBRA's credit rating activities, unless disclosure is required by applicable law, regulation or routine examination.

(b)   The policies, procedures, and controls shall require KBRA and its employees to take reasonable steps to protect confidential and/or material non-public information from fraud, theft, misuse, or inadvertent disclosure.

(c)   With respect to confidential information received from a rated entity, obligor, originator, underwriter, or arranger, the policies, procedures, and controls shall prohibit KBRA and its employees from using or disclosing such information in violation of the terms of any applicable agreement or mutual understanding that KBRA will keep the information confidential, unless disclosure is required by applicable law or regulation.

(d)   With respect to a pending credit rating action, the policies, procedures, and controls shall prohibit KBRA and its employees from selectively disclosing information about the pending credit rating action, except to the rated entity, obligor, arranger, or their designated agents, or as required by applicable law or regulation.

Notwithstanding the foregoing, KBRA shall not be restricted from publishing any credit rating or opinion regarding a particular issue or issue that incorporates confidential information without specifically disclosing such information or from using third party contractors or agents bound by appropriate confidentiality obligations to assist in any aspect of the credit rating process or related business activities, including due diligence.

3.20   KBRA shall establish, maintain, document, and enforce policies, procedures, and controls designed to prevent violations of applicable laws and regulations governing the treatment and use of confidential and/or material non-public information.

3.21   KBRA shall establish, maintain, document, and enforce policies, procedures, and controls that prohibit employees that possess confidential and/or material non-public information concerning a trading instrument from engaging in a transaction in the trading instrument or using the information to advise or otherwise advantage another person in transacting in the trading instrument.

4.   GOVERNANCE, RISK MANAGEMENT, AND EMPLOYEE TRAINING

4.1   (a)   KBRA's President and its Chief Compliance Officer shall be responsible for overseeing KBRA's establishment, maintenance, documentation, and enforcement of a code of conduct that gives full effect to the IOSCO Code of Conduct Fundamentals for Credit Rating Agencies. KBRA's President and Chief Compliance Officer report to the KBRA Board of Directors and such other similar bodies to the extent required by local law in the jurisdictions in which KBRA operates.

(b)   KBRA does not issue a credit rating unless a majority of the members of the KBRA Board of directors, including its independent directors, have what a reasonable person would consider to be sufficient expertise in financial services to fully understand and properly oversee the business activities of KBRA.

(c)   In addition, at least one independent member and one other member of the KBRA Board of Directors possesses what a reasonable person considers to be, in-depth knowledge and experience regarding the Structured Finance product.

(d)   KBRA will not issue a credit rating if a member of KBRA's Board of Directors participated in any deliberation involving a specific rating in which the member has a financial interest in the outcome of the rating or rating outlook.

(e)   KBRA only compensates its independent directors in a manner that preserves their independence. The independent members of KBRA's Board of Directors are compensated in a manner such that a reasonable person could conclude that the compensation is not linked to KBRA's business performance.

(f)   The KBRA Board of Directors is responsible for the monitoring of all of the following activities:

(i) the development of the credit rating policy and of the methodologies used by the designated rating organization in its credit rating activities;

(ii) the effectiveness of any internal quality control system of the designated rating organization in relation to credit rating activities;

(iii) the effectiveness of measures and procedures instituted to ensure that any conflicts of interest are identified and either eliminated or managed and disclosed, as appropriate;

(iv) the compliance and governance processes, including the performance of any organizational body responsible for the annual review of models, methodologies and key ratings assumptions and their appropriateness;

4.2   KBRA has established a risk management committee that is responsible for identifying, assessing, monitoring, and reporting the risks arising from its activities, including, but not limited to legal risk, reputational risk, and operational risk. Such body makes periodic reports to the Board of Directors (or similar body) and senior management to assist them in assessing the adequacy of the policies, procedures, and controls KBRA establishes, maintains, documents, and enforces to manage risk, including the policies, procedures, and controls specified in the IOSCO Code.

4.3   KBRA will establish, maintain, document, and enforce policies, procedures, and controls requiring employees to undergo formal ongoing training at reasonably regular time intervals. The subject matter covered by the training shall be relevant to the employee's responsibilities and shall cover, as applicable, KBRA's Code of Conduct, KBRA's credit rating methodologies, the laws, rules and regulations governing KBRA's credit rating activities, KBRA's policies, procedures, and controls for managing conflicts of interest and governing the holding and transacting in trading instruments, and KBRA's policies and procedures for handling confidential and/or material non-public information. The policies, procedures, and controls shall include measures designed to verify that employees undergo required training.

4.4   KBRA will design reasonable administrative and accounting procedures, internal control mechanisms, procedures for risk assessment, and control and safeguard arrangements for information processing systems. KBRA will implement and maintain decision-making procedures and organizational structures that clearly, and in a documented manner, specify reporting lines and allocate functions and responsibilities.

4.5   KBRA will monitor and evaluate the adequacy and effectiveness of its administrative and accounting procedures, internal control mechanisms, procedures for risk assessment, and control and safeguard arrangements for information processing systems, established in accordance with securities legislation and this Code of Conduct, and take any measures necessary to address any deficiencies.

5.   DISCLOSURE AND COMMUNICATION WITH MARKET PARTICIPANTS

5.1   To the best of KBRA's knowledge, KBRA's disclosures, including those specified in the provisions in this Code of Conduct, are and shall be complete, fair, accurate, timely, and understandable to investors and other users of credit ratings.

5.2   This Code of Conduct has been drafted in accordance with the IOSCO CRA Code. KBRA shall disclose with its code of conduct a description of how the provisions of its code of conduct fully implement the provisions of the IOSCO Statement of Principles Regarding the Activities of Credit Rating Agencies and the IOSCO Code of Conduct Fundamentals for Credit Rating Agencies (collectively, the "IOSCO provisions"). If KBRA's Code of Conduct deviates from an IOSCO provision, KBRA shall identify the relevant IOSCO provision, explain the reason for the deviation, and explain how the deviation nonetheless achieves the objectives contained in the IOSCO provisions. KBRA shall describe how it implements and enforces its code of conduct. KBRA also shall disclose as soon as practicable any changes to its code of conduct or changes to how it is being implemented or enforced.

5.3   KBRA shall establish and maintain a function within its organization charged with receiving, retaining, and handling complaints from market participants and the public. The function shall establish, maintain, document, and enforce policies, procedures, and controls for receiving, retaining, and handling complaints, including those that are provided on a confidential basis. The policies, procedures, and controls shall specify the circumstances under which a complaint must be reported to senior management and/or the board (or similar body).

5.4   KBRA shall publicly and prominently disclose free of charge on its primary website:

(a)   KBRA's Code of Conduct;

(b)   a description of KBRA's credit rating methodologies;

(c)   information about KBRA's historic performance data; and

(d)   any other disclosures specified in applicable laws, regulations, and the provisions of the IOSCO Code as applicable given KBRA's business model and the jurisdictions in which it operates.

5.5   Any request for exceptions to the KBRA Code of Conduct must be submitted to the KBRA Compliance Department in writing, and must identify the relevant facts supporting the requested exceptions. Any exceptions may be approved in writing by the Chief Executive Officer of KBRA, but only when granting the exception does not otherwise violate a law, rule, or regulation, and any such written approval must specify reasons that support the exceptions.

6.   REPORTING OF VIOLATIONS

6.1   Nothing herein prohibits or restricts the rights of KBRA employees as set forth in the KBRA Whistleblower Policies and Procedures in the employee's relevant jurisdictions. All of the provisions contained in this Code of Conduct should be construed in a manner consistent with those Policies and Procedures and should not be construed to prohibit employees from initiating communications directly with, or responding to an inquiry from, or providing information to any state or federal regulatory authority, including the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). KBRA employees are not required to seek authorization or notify KBRA that they have made such reports or disclosures.



Look Back Review Policy for KBRA Europe and KBRA UK

<u>APPLICABLE TO</u>: ALL KBRA Europe and KBRA UK Employees

<u>Issued by</u>: KBRA Compliance Department

<u>Effective Date</u>: December 31, 2020

<u>POLICY</u>:

1. **Reviews Upon the Departure of KBRA Europe and KBRA UK Ratings Personnel**

    (a) As required by applicable laws and regulations, KBRA Europe and KBRA UK will conduct look back reviews with respect to Ratings Personnel who KBRA Europe or KBRA UK management knows, or can reasonably be expected to know, depart KBRA Europe or KBRA UK to join a Rated Entity. KBRA Europe and KBRA UK will also implement and maintain procedures to conduct look-back reviews that are consistent with applicable legal and regulatory requirements.

    (b) Look-back reviews must be conducted in those cases where: (1) Ratings Personnel take a position with a Rated Entity in whose ratings they have participated; or (2) Ratings Personnel take a position with a financial firm with which such Ratings Personnel had dealings as part of his or her duties as Ratings Personnel. The look-back review must cover the relevant work of the Ratings Personnel over a period of two years preceding his or her departure from KBRA Europe.

    (c) For each look-back review conducted, KBRA Europe and KBRA UK will maintain all records as required by European Union and UK regulations.

    (d) Pursuant to European Union and UK regulation requirements, Ratings Personnel are prohibited from taking key management positions with a Rated Entity or related third party within six months of KBRA issuing a credit rating or an outlook on the Rated Entity.

    Questions regarding the interpretation of this policy should be directed to the KBRA Compliance Department.

<u>DEFINED TERMS:</u>

A "**Rated Entity**" is any entity or issuer, sponsor or underwriter of a security rated by or engaged to be rated by KBRA Europe or KBRA UK.

"**Ratings Personnel**" are KBRA Europe and KBRA UK employees directly involved in developing or determining credit ratings or in credit rating analytical roles who are involved in the development or approval of methodologies or procedures used to determine credit ratings.



Look-Back Review Policy

APPLICABLE TO: ALL KBRA U.S. EMPLOYEES
Issued by: KBRA Compliance Department
Effective Date: December 14, 2018

POLICY:

1. **Reviews Upon the Departure of KBRA Ratings Personnel**

    (a)   As required by applicable laws and regulations, including, but not limited to, Section 15E(h)(4)(A) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the regulations implemented pursuant to the 1934 Act, including SEC Rules 240.17g-1 et seq., KBRA shall implement and maintain policies and procedures with respect to performing look-back reviews on Ratings Personnel who KBRA management knows, or can   reasonably be expected to know, depart KBRA to join a Rated Entity. The procedures shall include provisions that address, among other things, conducting a review to determine whether any conflicts of interest of the employee influenced the credit rating; and disclosure requirements under applicable laws and regulations for any revision or affirmation to a credit rating that is made following a determination that a conflict of interest influenced a credit rating that was assigned to a Rated Entity.

    (b)   KBRA will make reasonable inquiries about the credit ratings in which the departing Ratings Personnel have been involved in any capacity during the preceding one year period prior to the most recent rating action taken by the NRSRO prior to the employee's departure and may implement and maintain procedures to govern such reviews.

    (c)   If a KBRA employee discovers that any Ratings Personnel accepted a position with a Rated Entity with respect to which the employee knows or reasonably believes that the departed Ratings Personnel participated in the   credit rating process, the employee shall notify the Compliance Department in writing.

    (d)   KBRA will maintain a file for five years on departed Ratings Personnel, in accordance with the requirements of Section 15E(h)(5) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the KBRA Compliance Department shall make all reports to the U.S. Securities and Exchange Commission that are required by Section 15E(h)(5).

DEFINED TERMS:

A "**Rated Entity**" is any entity or issuer, sponsor or underwriter of a security rated by or engaged to be rated by KBRA.

"**Ratings Personnel**" are KBRA employees directly involved in developing or determining credit ratings or in credit rating analytical roles who are involved in the development or approval of methodologies or procedures used to determine credit ratings. In the context of this Policy, Ratings Personnel also means employees who participated in the ratings process for a Rated Entity within the preceding one year period prior to the most recent rating action taken by the NRSRO prior to the employee's departure.

Questions regarding the interpretation of this policy should be directed to the KBRA Compliance Department.



Non-Executive Directors and Inside Information
for KBRA Europe and KBRA UK Policy

Applicable To: All KBRA Europe and KBRA UK Employees, Officers and Directors

Issued By: KBRA Compliance Department

Effective Date: June 8, 2022

POLICY:

1.   Scope

(a)   The non-executive directors of KBRA Europe and KBRA UK are not employees of KBRA Europe or KBRA UK and are not subject to the personal securities trading requirements that apply to KBRA Europe's and KBRA UK's employees. The reason for such exclusion is that non-executive directors are not directly involved in the determination of KBRA Europe or KBRA UK credit ratings, and do not have access to credit ratings, rating outlooks and information related thereto prior to their public disclosure, which could be deemed to be "inside information" as defined in applicable laws and regulations in the European Union and the UK. Nevertheless, a non-executive director may be deemed to be a "person within" KBRA Europe or KBRA UK for purposes of certain laws and rules that broadly prohibit use or dissemination of material non-public information.

2.   Prohibitions

(a)   So that the non-executive directors of KBRA Europe and KBRA UK are subject to the same policy goals that underlie KBRA Europe's and KBRA UK's personal securities trading requirements, a non-executive director may not:

(i)   purchase, sell, or otherwise use or benefit from any transaction in securities or money market instruments when he or she is aware of inside information obtained in connection with the performance of credit rating services that affects the securities or money market instruments; or

(ii)   disseminate within or outside KBRA Europe or KBRA UK any inside information (including a pending credit rating action) obtained in connection with the performance of his or her duties as a director.

(b)   If a non-executive director inadvertently receives any inside information, including with respect to credit ratings, rating outlooks or information related thereto prior to their public disclosure, the non-executive director must contact the KBRA Compliance Department to review the circumstances and identify any remedial actions that may be required.



3.   Monitoring and Reporting Duties of Independent Non-Executive Directors

(a)   The independent non-executive members of KBRA Europe's Board of Directors shall be specifically responsible for monitoring the following:

(i)   the development of the credit rating policy and of the methodologies used by the credit rating agency in its credit rating activities;

(ii)   the effectiveness of the internal quality control system of the credit rating agency in relation to credit rating activities;

(iii)   the effectiveness of measures and procedures instituted to ensure that any conflicts of interest are identified, eliminated or managed and disclosed; and

(iv)   the compliance and governance processes, including the efficiency of the review function responsible for periodically reviewing its methodologies, models and key rating assumptions.

(b)   The independent non-executive directors shall present reports on their monitoring efforts as required by Section 3(a) of this Policy to the full KBRA Europe or KBRA UK Board of Directors and also shall report such results to ESMA or the FCA at their request, or to the extent deemed necessary by the independent directors.

4.   Notification

(a)   The KBRA Compliance Department will cause a copy of this policy or a summary to be appended to an appropriate form of questionnaire provided to non-executive directors (which may be an annual questionnaire), and will ask each non-executive director to acknowledge his or her understanding of, and agreement to abide by, this policy. Promptly after receipt of any such annual director questionnaire, but not less than ten business days thereafter, the Head of European Compliance or their designee will review the questionnaires and, where necessary, communicate with the responding non-executive director to address any concerns raised in the responses to the questionnaires.

Questions regarding the interpretation of this policy should be directed to the KBRA Compliance Department.



Outside Activities Policy

APPLICABLE TO: KBRA ALL, which includes KBRA Holdings, LLC, KBRA Analytics, LLC (KBRA Analytics), and all KBRA rating entities, collectively KBRA, which includes Kroll Bond Rating Agency, LLC (KBRA US), Kroll Bond Rating Agency Europe Limited (KBRA Europe), and Kroll Bond Rating Agency UK Limited (KBRA UK)

Issued by: Compliance

Effective Date[1]: January 01, 2023

Introduction

This policy applies to all employees of KBRA ALL, and certain other persons working at or for KBRA ALL, such as temporary employees and interns as may be determined in the sole discretion of Compliance.

Policy

1. **Outside Activities**
   a) Employees may not engage in any outside activities, including outside employment, that could constitute an actual or apparent conflict of interest with their employment at KBRA ALL, regardless of whether the employee is compensated for such activity.

   b) Certain outside activities present a possibility of an actual or apparent conflict of interest. Employees may not:

      i. Act as a broker or dealer engaged in the business of underwriting securities or money market instruments;
      ii. If the employee participates in the ratings process, serve as an officer or director of an entity subject to a credit rating; or
      iii. Have a business relationship that is more than an arm's-length ordinary course of business relationship with an issuer or obligor that is subject to a credit rating determined by KBRA unless approved in advance in writing by Compliance.

   c) All outside activities must be disclosed to, and approved by, Compliance in accordance with procedures that KBRA will implement and maintain to effectuate the requirements contained in this Policy; provided, however, that the following outside activities generally do not need to be reported: involvement with local church groups; participation on recreational sports teams or recreational performing arts or musical groups; and participation in advisory groups such as parent-teacher organizations.

2. **Standard of Conduct**

   a) In relationships with individuals or entities outside of KBRA ALL, employees must conduct themselves in a manner consistent with the KBRA Code of Conduct and KBRA ALL's other policies and procedures.

   b) While at work, employees are expected to devote their full energies and attention to the business and affairs of KBRA ALL.

   c) The outside activities of employees must be conducted on personal time and never consume so much time and energy so as to interfere with an employee's ability to effectively perform their job.

3. **Employees Involved in the Production of Credit Ratings**

   a) Ratings personnel involved in the credit rating process who become involved in a personal relationship that creates the potential for any real or apparent conflict of interest, should disclose such relationship to Compliance.

Any questions regarding the interpretation of this Policy should be directed to Compliance.

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[1] This version replaces the prior version, which became effective on December 31, 2020.


Personal Securities Trading Policy & Procedure

APPLICABLE TO: All KBRA Entities[1]

ISSUED BY: Compliance

EFFECTIVE DATE:[2]   March 1, 2024

INTRODUCTION:

The trading and ownership of securities by employees and staff of KBRA ALL may potentially create an actual or apparent conflict of interest, particularly for those involved in the determination of credit ratings. In some cases, the existence of certain conflicts may prohibit KBRA from issuing or maintaining a credit rating. To protect against those actual or apparent conflicts, this policy and procedure implements requirements concerning the trading and ownership of securities by Subject Employees (as defined below).

POLICY & PROCEDURE:

1. Applicability of Requirements

a. This policy applies to KBRA ALL employees, and certain other persons working at or for KBRA ALL, such as, but not limited to, temporary employees and interns as may be determined in the sole discretion of Compliance (collectively, Subject Employees). Subject Employees also include any other natural persons (i) whose services are placed at the disposal or who are under the control of KBRA Europe or KBRA UK and (ii) who are involved in the credit rating process.

b. Accounts subject to this policy and procedure are accounts in which securities are or are capable of being held or traded (herein referred to as a Securities Trading Account) and include:
   i. accounts of Subject Employees and their Family Members (as defined below); and
   ii. accounts in which a Subject Employee has a financial or beneficial interest, including direct and indirect ownership (e.g., joint accounts, custodial accounts, any account over which a Subject Employee exercises control by means of a power of attorney or as a trustee, and securities held in trusts).

c. Subject Employees are deemed to have a beneficial interest in all accounts of Family Members. A Family Member is defined as:
   i. the spouse, domestic partner, or cohabitant of a Subject Employee;
   ii. a minor or unmarried dependent child of a Subject Employee, including an adopted child, stepchild, or foster child;
   iii. a parent, an in-law, or any other relative with whom a Subject Employee resides; and
   iv. any legal person, trust, or partnership, whose managerial responsibilities are discharged by a Subject Employee or by a person referred to above, or which is directly or indirectly controlled by such a person, or that is set up for the benefit of such a person, or whose economic interests are substantially equivalent to those of such person.

   For example, if a Subject Employee's spouse opens a Securities Trading Account (in which stocks and/or bonds may be bought and sold), that account must be reported to Compliance, and all trades must be precleared, even if the Subject Employee is not named on the account. Notwithstanding the foregoing, it is the Subject

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[1] KBRA ALL, includes KBRA Holdings, LLC (KBRA Holdings), KBRA Analytics, LLC (KBRA Analytics), Kroll Bond Rating Agency International Limited and all KBRA credit rating entities, collectively KBRA, which includes Kroll Bond Rating Agency, LLC (KBRA US), Kroll Bond Rating Agency Europe Limited (KBRA Europe), and Kroll Bond Rating Agency UK Limited (KBRA UK).

[2] This version consolidates, supersedes, and replaces the Personal Securities Trading Policy (U.S. version) dated June 5, 2020, the Personal Securities Trading Procedure (U.S. version) dated June 5, 2020, the Personal Securities Trading Policy for KBRA Europe and KBRA UK dated December 31, 2020, and Personal Securities Trading Procedure for KBRA Europe and KBRA UK dated December 31, 2020.



Employee's responsibility to report all required accounts, and not the responsibility of the relevant Family Member.

d. A Subject Employee must promptly notify Compliance if the Subject Employee shares a home with a Family Member, such as a parent or an in-law, and learns that such Family Member maintains Securities Trading Accounts or owns securities that were not previously reported to Compliance.

e. This policy does not apply to the non-executive members of the KBRA US Board of Managers, KBRA Europe Board of Directors, or the KBRA UK Board of Directors (together, the KBRA Board of Directors), who do not participate in the ordinary day-to-day business of KBRA US, KBRA Europe, and KBRA UK, respectively. If in the judgment of Compliance, a non-executive member of the KBRA Board of Directors has become involved in the ordinary day-to-day business of KBRA US, KBRA Europe, or KBRA UK, as applicable, (including by acceptance of a role as an officer), such member will be deemed to be a Subject Employee and will become subject to this policy and all procedures related to it.

2. Securities Trading Account Monitoring and Designated Broker-Dealers

a. Subject Employees and their Family Members' Securities Trading Accounts are monitored by Compliance on an ongoing basis. Compliance specifically monitors trading activity and holdings in such accounts.

b. Subject Employees and their Family Members are required to maintain, designate, and report their Securities Trading Accounts as follows:

KBRA ALL Entities in the US
c. Subject Employees and their Family Members must:
i.   maintain their Securities Trading Accounts with one or more of the designated broker-dealers listed in the Addendum to this policy and procedure;
ii.   designate their Securities Trading Accounts for automated electronic reporting to KBRA ALL (i.e., allowing account information, securities holdings, and securities transactions to be sent via electronic feed for ongoing monitoring); and
iii. provide paper account statements for Managed Accounts (as defined herein), established prior to the Effective Date of this policy and procedure, which are not able to be reported to KBRA ALL via an automated electronic feed on a regular periodic basis as directed by Compliance.

d. If a Subject Employee or their Family Member has an account at a brokerage firm that is not included in the Addendum to this policy and procedure, that Subject Employee will be contacted by Compliance and given 60 days to close the account. The Subject Employee or their Family Member may transfer the account holdings to an approved brokerage firm. KBRA ALL will not be responsible for losses or for tax consequences experienced as a result of the transfer.

KBRA ALL Entities in the EU and UK
e. Subject Employees and their Family Members must:

i.   designate their Securities Trading Accounts for automated electronic reporting to KBRA ALL by the designated broker-dealer (i.e., allowing account information, securities holdings, and securities transactions to be sent via electronic feed for ongoing monitoring); and
ii.   for Securities Trading Accounts that are not able to be reported to KBRA ALL via an automated electronic feed, provide account statements (which include account information, securities holdings, and securities transactions for the specified period) to Compliance on a regular periodic basis as directed by Compliance.

3. Securities Trading Accounts and Securities Disclosures

a. Within 30 days after commencement of employment with a KBRA ALL entity, a Subject Employee must provide for their Family Members, as well as for themselves, information regarding all Securities Trading Accounts and all securities holdings in which the Subject Employee is deemed to have a direct or indirect financial or beneficial interest.
b. If a Subject Employee or their Family Member opens a new Securities Trading Account or if a Subject Employee learns that an existing Securities Trading Account is unreported, the Subject Employee must promptly contact Compliance.

4. Divestment

    a. Subject Employees and their Family Members who are found to be in ownership of a restricted security must divest of that security as directed in writing by Compliance. KBRA ALL will not be responsible for losses or for tax consequences experienced as a result of the sale.

    b. Subject Employees may not participate in any credit rating process related to a restricted security until such restricted security is sold.

5. New Hire and Annual Certification Requirements

    a. Within 30 days after commencement of employment with a KBRA ALL entity, a Subject Employee must complete a certification (New Hire Certification) that the Subject Employee has reported for their Family Members, as well as for themselves, all Securities Trading Accounts in which they have a direct or indirect financial or beneficial interest, as well as all holdings and transactions in such accounts. Subject Employees must also separately certify that they have read, understood, and are in compliance with this policy and procedure.

    b. Every Subject Employee must complete an annual certification (Annual Certification) that the Subject Employee has reported for their Family Members, as well as for themselves, all Securities Trading Accounts in which they have a direct or indirect financial or beneficial interest, as well as all holdings and transactions in such accounts. Subject Employees must also separately certify that they have read, understood, and are in compliance with this policy and procedure.

6. Material Nonpublic Information

    a. As detailed more fully in KBRA's Confidential Information and Insider Trading Policy, Subject Employees are barred from trading on material nonpublic (i.e., inside) information, and are prohibited from "tipping" others (such as Family Members or friends) who could trade on inside information. Any Subject Employee who comes into possession of material nonpublic information, regardless of the source and whether or not the information pertains to an entity rated by KBRA, is prohibited from discussing, disseminating, or acting upon that information in any way except during the course of the Subject Employee's legitimate business duties or where required by law. If a Subject Employee believes that they received material nonpublic information in error, or if there is any doubt about whether they are in possession of material nonpublic information, the Subject Employee should immediately contact Compliance.

7. Preclearance of Security Trades

    a. Except as expressly excluded in Section 18.d. below, the term "security" includes, without limitation: equity and debt securities (such as individual stocks and bonds); non-diversified collective investment schemes (i.e., mutual funds, exchange traded funds [ETFs], and unit investment trusts [UITs] that are not Widely Diversified [as defined below]), and any related instruments and securities. "Security" also includes any investment whose value is based on, or derived from, the value of another security, including convertible securities, synthetic or structured securities, exchange contracts and derivative securities including, but not limited to, futures, options, and swaps.

    b. For the purposes of this policy and procedure, Widely Diversified means there is no individual holding that comprises more than 10% of a collective investment scheme. If a collective investment is Widely Diversified, preclearance to trade such security is not required, unless it is subject to a Section 13.b. restriction.

    c. Subject Employees are required to preclear, and are responsible for preclearing, all their security trades (i.e., both purchase and sales) and those of their Family Members.

    d. Subject Employees must submit preclearance information concerning trades electronically, to the extent possible, through the ComplySci system (ComplySci). If a Subject Employee is unable to access ComplySci, the Subject Employee must submit a Personal Trade Preclearance Form via email to Compliance at compliance@KBRA.com. A copy of the Personal Trade Preclearance Form is available on the KBRA intranet under the Personal Trading section. Compliance may accept such other documentation as it deems appropriate.

e. Once a preclearance request is approved, the Subject Employee and/or their Family Member have five (5) business days to place the order with their brokerage firm. A preclearance approval expires five (5) business days after it has been granted. If the Subject Employee and/or their Family Member still wishes to enter the order after the expiration of preclearance approval, then they must submit a new preclearance request.

f. If a Subject Employee or their Family Member places a trade for which preclearance approval was not submitted and/or approval granted, the Subject Employee must contact Compliance promptly.

g. A preclearance approval given by Compliance may be rescinded at any time prior to execution of the subject trade upon written notice from Compliance.

8. Private Investments

a. A private investment is a financial asset outside of the public market. Examples of private investments include, but are not limited to, private credit, private equity, and hedge funds.

b. Private investments are subject to this policy and procedure insofar as the investment must be precleared and approved prior to the initial investment and disclosed to Compliance. Subsequent funding commitments (i.e., capital calls) to the initial investment and/or outflows by the manager are not required to be precleared and approved; however, additional investments and/or divestitures by a Subject Employee and/or their Family Member must be precleared and approved.

c. Subject Employees must submit preclearance information concerning private investments electronically, to the extent possible, through ComplySci. If a Subject Employee is unable to access ComplySci, the Subject Employee must contact Compliance at compliance@KBRA.com to arrange for an alternative means of submitting preclearance information.

9. Short Selling

a. Subject Employees and their Family Members are prohibited from short selling a security (i.e., selling a security which one does not own at the time of the sale).

10. 30-Day Holding Period

a. Subject Employees and their Family Members who purchase a security must hold that security for at least 30 consecutive calendar days. For example, no sale of a security may occur less than 30 days after the most recent purchase of that security. In addition, a Subject Employee may not enter into a derivative contract that will expire in less than 30 days. Compliance may, however, in its sole discretion, grant exceptions in special circumstances such as an unexpected decline in security value or financial hardship (e.g., an unanticipated medical expense). A Subject Employee seeking an exception to the 30-day holding period must submit a preclearance request and receive approval to trade. Compliance may, in its sole discretion, deny the request, limit the number of exceptions granted, and/or impose future trading restrictions on Subject Employees requesting an exception to the 30-day holding period.

11. Open Orders

a. Subject Employees and their Family Members are permitted to place limit orders or stop-loss orders. Those are orders to buy or sell a security at a particular price. Such orders are in effect until they are either canceled or executed. A Subject Employee, however, must obtain preclearance approval from Compliance prior to the placement of the order. Any changes to the order must also be precleared. Once approved, the Subject Employee or their Family Member must place the order with their brokerage firm within five (5) business days after receiving the approval. If the order is not placed by the close of the fifth business day, the Subject Employee must submit a new preclearance request and receive approval if they still intend to place such an order.

b. A stop-loss order to sell a security that is executed before the Subject Employee or their Family Member has owned the security for 30 calendar days will be considered a violation of this policy and procedure.

12. Blackout Periods

a. From time to time, the Chief Compliance Officer or the Head of European Compliance or their designee may circulate an announcement regarding a prohibition in transacting in a security or a class or category of securities or issuers for a period of time (Blackout Period) by Subject Employees. An announcement of a Blackout Period will indicate the securities and/or issuers covered, and the expected duration of the Blackout Period.

13. Entity and Sector Restrictions

a. Subject Employees are prohibited from participating in any credit rating process for entities for which the Subject Employee or a Family Member directly owns securities (e.g., not Widely Diversified).

b. A Subject Employee and their Family Members are prohibited from directly owning securities of issuers or entities that are rated within a Subject Employee's area of analytic responsibility, including not only single name securities but also collective investment schemes that are rated within the Subject Employee's area of analytical responsibility or the Subject Employee participated in determining the rating of the collective investment scheme. A Subject Employee and their Family Members are also prohibited from transacting in securities in which the Subject Employee is in possession of material nonpublic information. Sector restrictions for each ratings group will be maintained and provided by Compliance. It is the responsibility of all Subject Employees to understand their sector restrictions and any other trading restrictions that apply to them, so they can confirm that they and their Family Members do not own or trade restricted securities. It is also the responsibility of a Subject Employee to notify Compliance if their analytical area changes or if they gain knowledge of material nonpublic information other than as part of their normal responsibilities.

14. Internal Transfers and Sector Restrictions

a. If as a result of an internal transfer, a Subject Employee's Sector Restrictions change, the Subject Employee will, for a minimum of 30 days, be held to their prior Sector Restrictions while also being held to their new Sector Restriction. Compliance will review each transfer on a case-by-case basis and may shorten or extend the time period a Subject Employee will be held to multiple Sector Restrictions.

15. Conflicts of Interest Certification and Securities Holdings

a. Subject Employees who participate in determining a credit rating or are responsible for approving a credit rating may not directly own securities or have any other direct ownership in the Rated Entity[3] or an entity related to the Rated Entity. As part of a Conflict of Interest Certification, prior to participating in determining a credit rating or prior to participating in a Rating Committee, Subject Employees must confirm that they do not have direct holdings or other direct ownership in the Rated Entity, or an entity related to the Rated Entity. This requires a Subject Employee to review holdings in their brokerage accounts, including holdings in any Managed Accounts (as defined below) they may have when completing the Conflict of Interest Certification.

16. Waivers

a. In exceptional circumstances, and at the sole discretion of the Chief Compliance Officer or the Head of European Compliance or their designee, acting in conjunction with senior management, waivers of the reporting and/or trading requirements set forth herein may be granted. All requests for waivers must be made in writing to the Subject Employee's manager and must include all relevant facts. Upon the manager's written approval, if given, the request along with the manager's approval must be submitted to Compliance for final review and decision. Upon review, Compliance will provide the Subject Employee with a written response of Compliance's decision. No Subject Employee should consider a request for a waiver granted until a written notice is received from Compliance explicitly stating that the waiver has been granted. If the manager or Compliance denies the Subject Employee's request for a waiver, the Subject Employee must abide by such decision.

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[3] Please see the Employee Conflict of Interest Policy for the definition of Rated Entity.

17. Violations

a. Any Subject Employee who violates this policy and procedure (including violations resulting from the actions of Family Members) may be subject to discipline by KBRA ALL, up to and including termination of employment. In addition, persons who violate insider trading laws (as described herein) may be subject to civil and criminal penalties. Compliance will report violations of this policy to the relevant KBRA Board of Directors on a periodic basis.

b. Generally, violations of this policy and procedure will be handled in the following manner, subject to the facts and circumstances of each situation:
   i. A Subject Employee's first violation of this policy and procedure will result in an email notification to the Subject Employee from Compliance, alerting the Subject Employee of the violation and providing a reminder regarding the requirements of this policy and procedure.
   ii. A Subject Employee's second violation of this policy and procedure will also include a notification of the violation to the Subject Employee's manager, and for employees of KBRA, the Subject Employee's name will be provided to the relevant Board of Directors.
   iii. A Subject Employee's third violation of this policy and procedure within an 18-month period may also result in termination.

18. Exemptions

a. <u>Accounts Excluded From Reporting and Preclearance</u>: The following accounts do not need to be reported to Compliance and are excluded from preclearance requirements:
   i.   bank savings or checking accounts;
   ii. employer-sponsored retirement plans (e.g., 401(k) and 403(b) plans or similar automatic investment retirement or pension plans);
   iii. health savings plans;
   iv. college savings plans (e.g., 529 plans);
   v.   mutual fund or exchange-traded fund accounts only holding Widely Diversified funds; and
   vi. assets held in a blind trust.

   However, if any of the accounts listed above (other than assets held in a blind trust) allows for the purchase or sale of individual securities (including via a single stock fund), then such account must be reported and transactions in the account must be precleared and reported in the manner described herein.

b. <u>Managed Accounts (as Designated by Compliance) Excluded From Preclearance</u>:
   i. A managed account is an investment account in which a third-party investment adviser, other than the Subject Employee or their Family Member, exercises complete discretion over the account and its investments (Managed Account).
       a) The Subject Employee or their Family Member may set general investment objectives and risk tolerances with the third-party investment adviser, but the Subject Employee or Family Member may not direct any individual investment decisions.
   ii. To meet this criterion, a Subject Employee is required to provide written documentation from the third-party investment adviser, as directed by Compliance, that evidences that the Subject Employee or their Family Member does not exercise any discretion over the account and acknowledges the Subject Employee's sector restrictions. Only after Compliance has designated a reported account as a Managed Account will the account not be subject to the preclearance requirements of this policy and procedure.

   iii. Sector restrictions apply (Section 13) to investments in Managed Accounts that are not Widely Diversified (Section 7.b.).

c. <u>Other Accounts (as Designated by Compliance) Excluded From Preclearance</u>:
   i. Compliance may consider other accounts in which a Subject Employee or their Family Member exercises no discretion over the account, such as a robo advisory account, to be excluded from preclearance requirements.
   ii. Requests made will be reviewed by Compliance on a case-by-case basis and additional documentation and/or information may be required for Compliance review. There is no guarantee that Compliance will approve the account and exempt the account from preclearance requirements.



    iii.   Sector restrictions apply to these accounts (Section 13) that are not Widely Diversified (Section 7.b.).

    d.   <u>Securities Excluded From Preclearance</u>: Transactions in the following securities are not required to be precleared and are not subject to the 30-day holding period requirement:

        i.   with respect to KBRA ALL employees of a Europe entity, direct obligations (regardless of their maturities) of the governments of the European Union member state in which the KBRA Europe employee is domiciled;
        ii.   with respect to KBRA ALL employees of a UK entity, direct obligations (regardless of their maturities) of the government of the United Kingdom;
        iii.   with respect to KBRA ALL employees of a U.S. entity, direct obligations (regardless of their maturities) of the government of the United States or U.S. government agencies;
        iv.   bankers' acceptances and bank certificates of deposit; and
        v.   shares or interests in Widely Diversified collective investment schemes (i.e., open-end mutual funds, ETFs, or UITs).

19. Personal Securities Policy and Procedure Transition Phase

    a.   As this policy and procedure consolidates and clarifies previous policies and procedures (please refer to footnote 2 for a list of policies and procedures that are superseded and replaced by this document) and creates additional requirements, particularly as it relates to Managed Accounts, <u>all Subject Employees are required within 30 days after the Effective Date of this policy and procedure, to confirm that all accounts subject hereunder have been disclosed as required.</u>

    b.   For any account a Subject Employee or a Family Member would like to be designated by Compliance as a Managed Account, written documentation according to Section 18.b.ii hereunder must be provided to Compliance within 60 days after the Effective Date of this policy and procedure. Please note the following:
        i.   This documentation must also be provided for accounts that have been previously designated as a Managed Account due to the additional written requirement from third-party investment advisers to acknowledge a Subject Employee's sector restrictions.
        ii.   <u>Only when Compliance has received such written documentation and designated or re-designated an account as a Managed Account</u>, will the account not be subject to the preclearance requirements of this policy and procedure. Up until such designation is received, the account will be subject to trade preclearance requirements.
        iii.   Compliance will provide the Subject Employee with a written notification via email when a disclosed account is designated or re-designated as a Managed Account.

    c.   <u>Pursuant to Section 4 of this policy and procedure, Subject Employees</u> involved in the determination of credit ratings may not participate in a credit rating if they or their Family Members are found to be in direct ownership of the security subject to the credit rating, until such security is divested or the conflict is otherwise managed to the satisfaction of Compliance.

20. Reporting of Violations

    a.   Nothing herein prohibits or restricts the rights of employees as set forth in KBRA's Whistleblower Policy and Procedure in the employee's relevant jurisdiction. All of the provisions contained in this policy and/or procedure should be construed in a manner consistent with KBRA Whistleblower Policies and Procedures and should not be construed to prohibit employees from initiating communications directly with, or responding to an inquiry from, or providing information to any governmental or regulatory authority, including, but not limited to, the European Securities and Markets Authority, the Financial Conduct Authority, the U.S. Securities and Exchange Commission, and the Financial Industry Regulatory Authority. Employees are not required to seek authorization or notify KBRA that they have made such reports or disclosures.

Any questions regarding the interpretation of this policy and/or procedure should be directed to Compliance.



ADDENDUM

Designated List of Brokerage Firms for KBRA ALL Entities in the US:

KBRA ALL entities in the US require that all Subject Employee and Family Members Securities Trading Accounts be maintained with one of the following brokerage firms:

1. Charles Schwab
2. Citigroup
3. E*TRADE
4. Fidelity
5. Goldman Sachs
6. HSBC
7. Interactive Brokers
8. JP Morgan
9. LPL Financial
10. Merrill Lynch
11. Morgan Stanley
12. Raymond James
13. Robinhood
14. TD Ameritrade
15. UBS Financial Services
16. Vanguard
17. Wells Fargo

If your brokerage firm is not on the list above, you may contact Compliance to discuss.



Policy and Procedure to Determine Whether Entities are Persons Associated with KBRA

APPLICABLE TO: All KBRA U.S. Employees
Issued by: KBRA Compliance Department
Effective Date: December 30, 2020

Last Updated: January 14, 2022

Background. Kroll Bond Rating Agency, LLC ("KBRA") and its corporate parent, KBRA Holdings, LLC ("Holdings"), are indirectly owned by Parthenon Capital and certain other minority investors (collectively, "Investors"). SEC Rule 17g-5(c)(3) prohibits KBRA from issuing or maintaining a credit rating with respect to a person associated with the nationally recognized statistical rating organization (a "Person Associated with KBRA").

1. **Evaluation of Requests for Ratings from Investor**
    (a) KBRA may be asked to rate an entity that is affiliated with an Investor or with respect to which the Investor has some form of ownership interest or involvement (the "Entity"). Whenever such a request is received, Business Development must notify the KBRA Compliance Department, which must determine whether the Entity is a Person Associated with KBRA. The required analysis may include, but is not limited to:
        (i) reviewing the extent of the Investor's ownership interest in Holdings and in the Entity;
        (ii) identifying whether immediate family members hold more than 50% of the voting ownership interest in both the Investor and the Entity;
        (iii) requesting information about whether a group holds more than 50% of the voting ownership interest of the Investor and the Entity and whether there is an agreement to vote those shares together;
        (iv) assessing whether the entities are under common control beyond the circumstances identified in Section 1(a)(i)-(iii), which may include, but may not be limited to, the following:
            (A) whether the Investor and the Entity are owned by a person or a group that owns a simple majority of the voting shares;
            (B) whether a person associated with the Investor serves as an officer or director of Holdings and/or KBRA and the Entity; and
            (C) whether a person associated with the Investor and the Entity who is not an officer or director of Holdings and/or KBRA has or is part of a group of persons who collectively have the ability directly or indirectly to affect the management or policies of Holdings, KBRA, and/or the Entity.
    (b) Upon completion of the analysis required in Section 1(a), the KBRA Compliance Department shall report its finding to the General Counsel.
        (i) If the finding is that the Entity is a Person Associated with KBRA and the General Counsel concurs, then Business Development will be notified that KBRA cannot accept an engagement with the Entity.
        (ii) If the finding is that the Entity is not a Person Associated with KBRA and the General Counsel concurs, then Business Development will be notified that KBRA may proceed to accept an engagement with the Entity.
2. **Ratings Outstanding on Subsequent Investor Acquisitions**
If at any point after KBRA issues a rating, it is discovered that the rated entity has become an Entity, the KBRA Compliance Department must be notified. The KBRA Compliance Department shall then take such steps as are necessary to confirm KBRA's compliance with SEC Rule 17g-5(c)(3).

Questions concerning the interpretation of this policy should be referred to the KBRA Compliance Department



Prohibited Acts and Practices Policy

APPLICABLE TO: ALL KBRA, KBRA EUROPE, and KBRA UK EMPLOYEES

Issued by: KBRA Compliance Department

Effective Date: December 31, 2020

POLICY:

1.   Scope

(a)   These prohibitions are intended to supplement KBRA's other policies and procedures.

(b)   In no circumstances, however, shall KBRA or any of its employees violate any prohibited act or practice listed below, and no other policy or procedure should be construed to provide justification for such a violation.

2.   Prohibited Acts and Practices

(a)   KBRA and its employees are prohibited from engaging in the following acts and practices:

(i)   Issuing or maintaining a credit rating with respect to a person (excluding a sovereign nation or an agency of a sovereign nation) where KBRA, a KBRA employee who participated in the credit rating, or a person responsible for approving the credit rating, directly owns securities of, or has any other direct ownership interest in, the person that is subject to the credit rating;

(ii)   Issuing or maintaining a credit rating with respect to a person associated with KBRA. The term "a person associated with KBRA" means any person who is a partner, officer, director, or branch manager of KBRA (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with KBRA, or any employee of KBRA;

(iii)   Issuing or maintaining a credit rating where a KBRA employee who participated in determining the credit rating, or a person responsible for approving the credit rating, is an officer or director of the person that is subject to the credit rating;

(iv)   Issuing or maintaining a credit rating with respect to a rated entity, issuer, or a security where KBRA or a person associated with KBRA made recommendations to the obligor, rated entity, issuer, underwriter, or sponsor of the security about the corporate or legal structure, assets, liability, or activities of the obligor or issuer of the security;

(v)   Issuing or maintaining a credit rating where the fee paid for the credit rating was negotiated, discussed, or arranged by a person within KBRA who has responsibility for participating in determining credit ratings or for developing or approving procedures or methodologies used for determining credit ratings, including qualitative or quantitative models;

(vi)   Issuing or maintaining a credit rating where a credit analyst who participated in determining or monitoring the credit rating, or a person responsible for approving the credit rating received gifts, including entertainment, from the obligor being rated, or from the issuer, underwriter, or sponsor of the securities being rated, other than items provided in the context of normal business activities, such as meetings, that have an aggregate value of no more than US$25;

(vii)   Issuing or maintaining a credit rating where a KBRA employee who participates in determining or monitoring the credit rating, or developing or approving procedures or methodologies used for determining the credit rating, including qualitative and quantitative models, also:

(1)   Participates in sales or marketing of a product or service of the nationally recognized statistical rating organization or a product or service of an affiliate of the nationally recognized statistical rating organization; or



        (2)   Is influenced by sales or marketing considerations.

      (viii)   Conditioning or threatening to condition the issuance of a credit rating on the purchase by an obligor or issuer, or an affiliate of the obligor or issuer, of any other services or products, including pre-credit rating assessment products, of KBRA or any person associated with KBRA;

      (ix)   Issuing, or offering or threatening to issue, a credit rating that is not determined in accordance with KBRA's established procedures and methodologies for determining credit ratings, based on whether the rated person, or an affiliate of the rated person, purchases or will purchase the credit rating or any other service or product of KBRA or any person associated with KBRA;

      (x)   Modifying, or offering or threatening to modify, a credit rating in a manner that is contrary to KBRA's established procedures and methodologies for modifying credit ratings based on whether the rated person, or an affiliate of the rated person, purchases or will purchase the credit rating or any other service or product of KBRA or any person associated with KBRA;

      (xi)   Issuing or threatening to issue a lower credit rating, lower or threaten to lower an existing credit rating, refuse to issue a credit rating, or withdraw or threaten to withdraw a credit rating, with respect to securities or money market instruments issued by an asset pool or as part of any asset-backed or mortgage-backed securities transaction, unless all or a portion of the assets within such pool or part of such transaction are also rated by KBRA, where such practice is engaged in by KBRA or employees of KBRA for an anticompetitive purpose.

Questions regarding the interpretation of this policy should be directed to the KBRA Compliance Department.



Relationship with Corporate Affiliates

APPLICABLE TO: All KBRA Entities[1]

Issued by: Compliance

Effective Date:[2] October 02, 2023

POLICY:

1. Purpose

   a. This policy sets forth standards to enforce the separation among entities that conduct credit rating activities, including KBRA US, KBRA Europe, and KBRA UK from the businesses of any non-ratings affiliate of KBRA (each a, Non-Ratings Affiliate). KBRA has an obligation to maintain the integrity and objectivity of the credit rating process, and to uphold the confidential treatment and proper use of client information. Further, KBRA has an obligation to enforce that the businesses of any Non-Ratings Affiliate do not influence the credit rating activities of KBRA. Accordingly, KBRA has implemented this policy to establish an "information barrier" between KBRA and Non-Ratings Affiliates.

2. Separation of KBRA and Non-Ratings Affiliates

   a. No employee of KBRA who participates in determining or monitoring a credit rating or participates or is responsible for approving or serving as a voting member of a committee that approves a credit rating may simultaneously serve as an employee of a Non-Ratings Affiliate;

   b. No employee of a Non-Ratings Affiliate may sit on any committee of KBRA that produces or approves credit ratings or credit rating methodologies or models;

   c. Individuals in groups that provide shared services to KBRA, including, but not limited to, accounting, technology, human resources, legal, compliance, and corporate communications services (including those that may be outsourced to another KBRA affiliate in other jurisdictions), may also provide such services for a Non-Ratings Affiliate;

   d. To the extent that employees of KBRA and a Non-Ratings Affiliate occupy shared office facilities, and to the extent practicable, (i) employees who are part of KBRA's rating analyst group shall be physically segregated from employees of Non-Ratings Affiliates; and (ii) the information and data of KBRA and Non-Ratings Affiliates will be subject to appropriate access controls;

   e. No KBRA employee who participates in the credit rating process shall recommend the purchase of any Non-Ratings Affiliate product or service to an issuer. No employee of KBRA shall suggest or imply to a rated entity or issuer or a prospect that the purchase of any particular product or service from KBRA or any Non-Ratings Affiliate will have a favorable effect on a credit rating issued by KBRA. For purposes of this policy, a "rated entity" is an obligor or an issuer, underwriter, or sponsor of a security with respect to which KBRA has issued, or has been engaged to issue, a credit rating. KBRA US, KBRA Europe, and KBRA UK employees shall refer any inquiry about the credit rating activities of an affiliate that provides credit rating services in other jurisdictions to an appropriate person at the affiliate. KBRA employees shall refer any inquiry about the products and services of a Non-Ratings Affiliate to an appropriate person at the Non-Ratings Affiliate, or to the commercial personnel, or senior management of KBRA who are not involved in the credit rating process;

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[1] KBRA ALL, includes KBRA Holdings, LLC, KBRA Analytics, LLC (KBRA Analytics), Kroll Bond Rating Agency International Limited and all KBRA rating entities, collectively KBRA, which includes Kroll Bond Rating Agency, LLC (KBRA US), Kroll Bond Rating Agency Europe Limited (KBRA Europe), and Kroll Bond Rating Agency UK Limited (KBRA UK)

[2] This policy combines and replaces the Relationship with Corporate Affiliates for KBRA Europe and KBRA UK Policy dated February 3, 2023, and the Relationship with Corporate Affiliates the dated June 5, 2020.

f. KBRA employees who participate in the credit rating process shall not solicit from employees of a Non-Ratings Affiliate information on the nature of any Non-Ratings Affiliate engagement, including the fee paid to the Non-Ratings Affiliate.

g. KBRA shall not rate a person or company that is an affiliate or associate of KBRA or a ratings employee.

3. Reporting of Violations

a. Nothing herein prohibits or restricts the rights of employees as set forth in the Whistleblower Policies and Procedures in the employee's relevant jurisdiction. All of the provisions contained in this Relationship with Corporate Affiliates Policy should be construed in a manner consistent with those policies and procedures and should not be construed to prohibit employees from initiating communications directly with, or responding to an inquiry from, or providing information to any governmental or regulatory body, including, but not limited to, the European Securities and Markets Authority, the Financial Conduct Authority, the U.S. Securities and Exchange Commission and the Financial Industry Regulatory Authority. KBRA employees are not required to seek authorization or notify KBRA that they have made such reports or disclosures.

Any questions regarding the interpretation of this policy should be directed to Compliance.



"Ten Percent Rule" Policy

<u>APPLICABLE TO</u>: ALL KBRA U.S. EMPLOYEES

<u>Issued by</u>: KBRA Compliance Department

<u>Effective Date</u>: November 13, 2017

POLICY:

1.   **Conflict of Interest**

(a)   SEC Rule 17g-5(c)(1) prohibits a nationally recognized statistical rating organization ("NRSRO") from issuing or maintaining a credit rating solicited by a person that, in the most recently ended fiscal year, provided the NRSRO with net revenue equaling or exceeding ten percent of the total net revenue of the NRSRO for the fiscal year. SEC Rule 17g-5(c)(1) is sometimes called the "ten percent rule."

2.   **Exemptive Relief Procedures**

(a)   Notwithstanding the terms of Section 1(a) of this policy, if temporary or permanent exemptive relief from the requirements of the ten percent rule is granted to KBRA by the SEC or any other government authority having proper jurisdiction, KBRA shall take those steps that it deems necessary to satisfy any conditions to which such exemptive relief is granted, including, but not limited to, the promulgation of procedures and internal controls that KBRA deems to be necessary to effectuate the terms of the exemptive relief granted to KBRA.

Questions regarding the interpretation of this policy should be directed to the Compliance Department.